SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                FNC Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                FNC Bancorp, Inc.
-------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                          Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Jeffrey W. Johnson
                      President and Chief Executive Officer
                            420 South Madison Avenue
                             Douglas, Georgia 31533
  (912) 384-2265 Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                           Walter G. Moeling, IV, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

         This statement is filed in connection with (check the appropriate box):

         a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. The filing of a registration statement under the Securities Act of 1933.

         c.   A tender offer.

         d.   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

         Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

        -----------------------       ----------------------
        Transaction valuation*        Amount of filing fee
        -----------------------       ----------------------
        -----------------------       ----------------------
        $ 11,515,056                  $ 2,303
        ----------------------        ----------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 548,336 shares of common stock of the subject company for $21.00 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

    Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                          Filing Party:

Form or Registration No.:                           Date Filed:

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Item 1. Summary Term Sheet

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

Item 2. Subject Company Information

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF FNC BANCORP AND FNC S-CORP--Business of FNC Bancorp, --Market for Common Stock and --Dividend Policy" and "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

Item 3. Identity and Background of Filing Person

     The filing person and the subject company are the same person. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF FNC BANCORP AND FNC S-CORP--Directors and Executive Officers."

Item 4. Terms of the Transaction

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Plan" and --Action by the Board Regarding the Plan," "DESCRIPTION OF THE PLAN," "FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN," "DISSENTERS' RIGHTS" and "DESCRIPTION OF FNC BANCORP AND FNC S-CORP--Market for Common Stock and --Description of Common Stock."

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--The Reorganization, --Cash Conversion and --Common Stock Conversion," "DESCRIPTION OF FNC BANCORP AND FNC S-CORP--Dividend Policy, --Directors and Executive Officers and --Market for Common Stock," and "SPECIAL FACTORS--Purpose of the Plan."

Item 7. Purposes, Alternatives, Reasons and Effects

     The  required  information  is  incorporated  herein  by  reference  to the sections of Exhibit 1 entitled "INFORMATION RELEVANT TO AN INVESTMENT IN FNC S-CORP COMMON STOCK--Risk Factors," "SPECIAL FACTORS--Purpose of the Plan, --Benefits of Subchapter S Election, --Alternatives Considered by the Board of Directors and --Potential Disadvantages of the Plan to Shareholders," "PRO FORMA EFFECT OF THE PLAN" and "FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN."

Item 8. Fairness of the Transaction

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Actions by the Board Regarding the Plan."

Item 9. Reports, Opinions, Appraisals and Negotiations

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--The Financial Solutions Opinion and --Actions by the Board Regarding the Plan."

Item 10. Source and Amount of Funds or Other Consideration

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN--Source of Funds and Expenses."

Item 11. Interest in Securities of the Subject Company

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates and --Recent Affiliated Transactions."

Item 12. The Solicitation or Recommendation

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Action by the Board Regarding the Plan."

Item 13. Financial Statements

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PRO FORMA EFFECT OF THE PLAN" and "DESCRIPTION OF FNC BANCORP AND FNC S-CORP--Financial Statements."

Item 14. Persons/Assets Retained, Employed, Compensated or Used

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies" AND "INFORMATION RELEVANT TO AN INVESTMENT IN FNC S-CORP COMMON STOCK--Plan of Distribution."

Item 15. Additional Information

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "EXAMPLES OF OPTIONS AVAILABLE TO SHAREHOLDERS" and "INFORMATION RELEVANT TO AN INVESTMENT IN FNC S-CORP COMMON STOCK."

Item 16. Exhibits.

     1. Proxy Statement/Prospectus and related cover letter, dated November 5, 2001, including Appendix A--the Agreement and Plan of Reorganization between FNC Bancorp and FNC S-Corp., Appendix B--the Shareholders Agreement, Appendix C--the Form of Election Regarding the Treatment of Shares, Appendix D--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights, and Appendix E--Rule 501(a) Under the Securities Act of 1933 and excluding FNC Bancorp, Inc.'s Forms 10-QSB for the quarters ended September 30, 2001, June 30, 2001, and March 31, 2001, which were included in the material disseminated to shareholders. The following financial statements, which were included in the proxy statement/prospectus disseminated to shareholders, are incorporated herein by reference to FNC Bancorp, Inc.'s Form 10-KSB filed with the SEC on March 29, 2001:

          o    the consolidated balance sheets as of December 31, 1999 and 2000;

          o the consolidated statements of income for the years ended December 31, 1999 and 2000; and

          o the consolidated statements of changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 2000.

     2.   Opinion of Financial Solutions dated September 18, 2001.

     3.   Consent of Financial Solutions dated November 1, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 1, 2001
                                                 FNC BANCORP, INC.



                                                 By: /s/ Jeffrey W. Johnson
                                                 --------------------------
                                                 Jeffrey W. Johnson
                                                 President and Chief Executive
                                                 Officer

                                  EXHIBIT INDEX


         Exhibits.

     1. Proxy Statement/Prospectus and related cover letter, dated November 5, 2001, including Appendix A--the Agreement and Plan of Reorganization between FNC Bancorp and FNC S-Corp., Appendix B--the Shareholders Agreement, Appendix C--the Form of Election Regarding the Treatment of Shares, Appendix D--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights, and Appendix E--Rule 501(a) Under the Securities Act of 1933 and excluding FNC Bancorp, Inc.'s Forms 10-QSB for the quarters ended September 30, 2001, June 30, 2001, and March 31, 2001, which were included in the material disseminated to shareholders. The following financial statements, which were included in the proxy statement/prospectus disseminated to shareholders, are incorporated herein by reference to FNC Bancorp, Inc.'s Form 10-KSB filed with the SEC on March 29, 2001:

               o the consolidated balance sheets as of December 31, 1999 and 2000;

               o the consolidated statements of income for the years ended December 31, 1999 and 2000; and

               o the consolidated statements of changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 2000.

     2.   Opinion of Financial Solutions dated September 18, 2001.

     3.   Consent of Financial Solutions dated November 1, 2001.

                                                                      Exhibit 1

                                FNC BANCORP, INC.
                            420 South Madison Avenue
                             Douglas, Georgia 31533
                                 (912) 384-2265


                                November 5, 2001


     You are cordially invited to attend a special meeting of shareholders, which will be held at First National Bank of Coffee County, 420 South Madison Avenue, Douglas, Georgia 31533, on Thursday, November 29, 2001, at 4:30 p.m. I sincerely hope that you will be able to attend the meeting, and I look forward to seeing you.

     The purpose of the special meeting is for shareholders to vote on an Agreement and Plan of Reorganization (the "Plan"), which provides for the reorganization of FNC Bancorp into a Subchapter S corporation (the "Reorganization") through the conversion of FNC Bancorp common stock into FNC S-Corp, Inc. common stock or cash. FNC S-Corp is a new Georgia corporation that was organized solely to facilitate FNC Bancorp's conversion to a Subchapter S corporation.

     If the Plan is approved by the shareholders, you will receive either .0005 share of FNC S-Corp common stock or $21.00 for each share of FNC Bancorp common stock that you hold. Generally, if you hold less than 2,000 shares of FNC Bancorp common stock, you will receive cash for your shares unless you purchase or aggregate shares pursuant to the Plan. Each shareholder may be eligible to purchase an additional fractional share of FNC S-Corp common stock in connection with the Reorganization.

     The Board of Directors has established November 2, 2001 as the record date for determining shareholders who are entitled to notice of the meeting and to vote on the Plan. We enclose the following materials relating to the Plan:

     o    The  official  notice of the meeting,
     o A proxy statement/prospectus describing the matters to be voted on at the meeting,
     o    Proxy card for voting at the special meeting (the blue attachment),
     o    Questionnaire and election form regarding the treatment of your shares
          of  FNC  Bancorp   common  stock  (the  yellow   attachment),   and
     o    Shareholders Agreement (the pink attachment is the signature page).

     Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and return it to FNC Bancorp in the envelope provided on or before November 26, 2001. If you attend the meeting, you may vote in person, even if you have previously returned your proxy card.

     In order to receive shares of FNC S-Corp common stock once the Reorganization takes effect, you must (1) be eligible to be an S-Corp shareholder and (2) sign and return the Shareholders Agreement and questionnaire and election form to FNC Bancorp at or before 5:00 p.m. on December 14, 2001. If you are not an eligible S-Corp shareholder or do not sign the Shareholders Agreement, you will automatically receive cash for your shares of FNC Bancorp common stock.

     Please direct any questions you have to Jeff W. Johnson, president and chief executive officer, Leonard Thomas, senior vice president, or Rose Pope, assistant corporate secretary and vice president of FNC Bancorp, at (912) 384-1100. Although we cannot advise you regarding the merits of the options available to you through the Plan, we can assist you in completing the attached documents. On behalf of the Board of Directors, I urge you to vote for approval of the Plan.


                                          Sincerely,


                                          Jeff W. Johnson
                                          President and Chief Executive Officer

                                FNC BANCORP, INC.
                            420 South Madison Avenue
                             Douglas, Georgia 31533
                                 (912) 384-2265

                  NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD NOVEMBER 29, 2001

     A special meeting of shareholders of FNC Bancorp, Inc. will be held on Thursday, November 29, 2001, at 4:30 p.m. at First National Bank of Coffee County, 420 South Madison Avenue, Douglas, Georgia 31533 for the following purposes:
               (1) To vote on an Agreement and Plan of Reorganization (the "Plan"), a copy of which is attached as Appendix A to the proxy statement/prospectus accompanying this notice, providing for the reorganization of FNC Bancorp into a Subchapter S corporation (the "Reorganization"); and
               (2) To transact any other business as may properly come before the meeting or any adjournments of the meeting.

The Board of Directors unanimously recommends that you vote for the approval of the Plan.

     Shareholders  of FNC Bancorp are entitled to statutory  dissenters'  rights under the Plan. If the shareholders of FNC Bancorp approve the Plan, shareholders who elect to dissent are entitled to receive the "fair value" of their shares of common stock if they comply with the provisions of Article 13 of the Georgia Business Corporation Code regarding the rights of dissenting shareholders. We have attached a copy of Article 13 of the Georgia Business Corporation Code as Appendix D to the accompanying proxy statement/prospectus.

     The Board of Directors has set the close of business on November 2, 2001, as the record date for determining the shareholders who are entitled to notice of, and to vote at, the meeting or any adjournment of the meeting.

     We hope that you will be able to attend the meeting. We ask, however, whether or not you plan to attend the meeting, that you mark, date, sign, and return the enclosed form of proxy as soon as possible. Promptly returning your form of proxy will help ensure the greatest number of shareholders are present whether in person or by proxy.

     If you attend the meeting in person, you may revoke your proxy at the meeting and vote your shares in person. You may revoke your proxy at any time before the proxy is exercised.

                                      By Order of the Board of Directors,


                                      Jeff W. Johnson
                                      President and Chief Executive Officer
November 5, 2001

                                FNC BANCORP, INC.
                            420 South Madison Avenue
                             Douglas, Georgia 31533
                                 (912) 384-2265


  PROXY STATEMENT/PROSPECTUS                             PROSPECTUS
   For Special Meeting of Shareholders              For up to 275 shares
    To Be Held on November 29, 2001            of FNC S-Corp, Inc. Common Stock


     The Board of Directors of FNC Bancorp, Inc. ("FNC Bancorp") determined that it would be in the best interests of FNC Bancorp and its shareholders to reorganize FNC Bancorp to enable it to be taxed as a Subchapter S corporation (the "Reorganization"). In order to facilitate the Reorganization, the Board of Directors adopted an Agreement and Plan of Reorganization (the "Plan") that provides for the conversion of FNC Bancorp common stock into shares of common stock of FNC S-Corp, Inc. ("FNC S-Corp") or cash. This is a significant change for FNC Bancorp and has been undertaken only after careful discussion and analysis. See "SPECIAL FACTORS--Purpose of the Plan" on page 6.

     If the Plan is approved by FNC Bancorp's shareholders, you will receive either .0005 share of FNC S-Corp common stock or $21.00 for each share of FNC Bancorp common stock that you own. You may also be able to purchase additional fractional shares of FNC S-Corp common stock in connection with the Reorganization. This proxy statement/prospectus provides you with detailed information about the proposed Reorganization. We encourage you to read this entire document carefully.

     The Reorganization cannot be completed unless the shareholders of FNC Bancorp approve it. Accordingly, your vote is very important.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Reorganization or determined if this proxy statement/prospectus is truthful or complete. The Commission has not passed upon the fairness or merits of the Reorganization nor upon the accuracy or adequacy of the information contained in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

     The securities offered in connection with the Reorganization have not been registered under the Securities Act of 1933 or the securities laws of any state and will be offered and sold in reliance on exemptions from registration requirements of those laws. The securities may not be transferred or resold except as permitted under the Securities Act of 1933 and applicable state securities laws or pursuant to registration or an exemption under those laws.

     The executive officers of FNC S-Corp will make offers and sales of shares of FNC S-Corp common stock on behalf of FNC S-Corp on a best-efforts basis. They will not receive commissions or other remuneration in connection with these activities, but they will be reimbursed for reasonable expenses incurred in the offering.

     The date of this proxy statement/prospectus is November 5, 2001. We first mailed this proxy statement/prospectus to the shareholders of FNC Bancorp on or about that date.

                                IMPORTANT NOTICES

     FNC S-Corp common stock is not a deposit or bank account and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in the common stock involves risks. We have described what we believe are the material risks of this investment under the heading "Risk Factors" beginning on page 34.

     We have not authorized any person to give any information or to make any representations other than the information and statements included in this proxy statement/prospectus. You should not rely on any other information. The information contained in this proxy statement/prospectus is correct only as of the date of this proxy statement/prospectus, regardless of the date it is delivered or when shares of FNC S-Corp common stock are distributed. By accepting receipt of this proxy statement/prospectus, you agree not to permit any reproduction or distribution of its contents in whole or in part.

     We will update this proxy statement/prospectus to reflect any factors or events arising after the date hereof, which individually or together represent a fundamental change in the information included in this document.

     You should not construe the contents of this proxy statement/prospectus or any communication from FNC Bancorp, whether written or oral, as legal, tax, accounting or other expert advice. You should consult with your own counsel, accountant or other professional advisor as to all matters concerning an investment in shares of FNC S-Corp common stock.

     FNC Bancorp and FNC S-Corp make forward-looking statements in this proxy statement/prospectus that are subject to risks and uncertainties. Forward-looking statements include information about possible or assumed future results of the operations or the performance of FNC Bancorp and/or FNC S-Corp after the Reorganization is accomplished. When we use words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions, we are making forward-looking statements that are subject to risks and uncertainties. Various economic, regulatory, and technological future events or factors may cause our results of operations or performance to differ materially from those expressed in our forward-looking statements.

     The words "we," "our," "us" and the "Company," as used in this proxy statement/prospectus, refer to FNC Bancorp, its wholly owned subsidiary, First National Bank of Coffee County, and FNC S-Corp, collectively, unless the context indicates otherwise.


                           NOTICE TO FLORIDA RESIDENTS

THE FLORIDA SECURITIES ACT PROVIDES, WHERE SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA, THAT ANY SALE MADE PURSUANT TO SUBSECTION 517.061(11) OF THE FLORIDA SECURITIES ACT SHALL BE VOIDABLE BY SUCH FLORIDA PURCHASER EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT, OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THIS PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER IS LATER.

                                TABLE OF CONTENTS
                                                                                                               Page
SUMMARY OF THE PLAN...............................................................................................1


INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS.............................................................3

   TIME AND PLACE OF MEETING......................................................................................3
   RECORD DATE AND MAILING DATE...................................................................................3
   NUMBER OF SHARES OUTSTANDING...................................................................................3
   PURPOSE OF SPECIAL MEETING.....................................................................................3
   VOTING AT THE SPECIAL MEETING..................................................................................3
   DISSENTERS' RIGHTS.............................................................................................3
   PROCEDURES FOR VOTING BY PROXY.................................................................................4
   REQUIREMENTS FOR SHAREHOLDER APPROVAL..........................................................................4
   SOLICITATION OF PROXIES........................................................................................4

SPECIAL FACTORS...................................................................................................6

   PURPOSE OF THE PLAN............................................................................................6
   BENEFITS OF SUBCHAPTER S ELECTION..............................................................................7
   POTENTIAL DISADVANTAGES OF THE PLAN TO SHAREHOLDERS............................................................9
   ACTIONS BY THE BOARD REGARDING THE PLAN.......................................................................10
   THE FINANCIAL SOLUTIONS OPINION...............................................................................12
   INFORMATION REGARDING AFFILIATES..............................................................................12
   RECENT AFFILIATE TRANSACTIONS.................................................................................13

DESCRIPTION OF THE PLAN..........................................................................................15

   THE REORGANIZATION............................................................................................15
   SOURCE OF FUNDS AND EXPENSES..................................................................................19
   PRO FORMA EFFECT OF THE PLAN..................................................................................19
   CASH CONVERSION...............................................................................................20
   COMMON STOCK CONVERSION.......................................................................................20
   LIMITED OFFERING OF FRACTIONAL SHARES.........................................................................21
   AGGREGATING SHARES............................................................................................22

Dissenters' Rights...............................................................................................24


FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN......................................................................28


PRO FORMA EFFECT OF THE PLAN.....................................................................................31


EXAMPLES OF OPTIONS AVAILABLE TO SHAREHOLDERS....................................................................32


INFORMATION RELEVANT TO AN INVESTMENT IN FNC S-CORP COMMON STOCK.................................................34

   RISK FACTORS..................................................................................................34
   USE OF PROCEEDS...............................................................................................35
   RESTRICTIONS ON TRANSFER......................................................................................35
   PLAN OF DISTRIBUTION..........................................................................................36

DESCRIPTION OF FNC BANCORP AND FNC S-CORP........................................................................37

   BUSINESS OF FNC BANCORP.......................................................................................37
   BUSINESS OF FIRST NATIONAL BANK OF COFFEE COUNTY..............................................................37
   FNC S-CORP....................................................................................................37
   DIRECTORS AND EXECUTIVE OFFICERS..............................................................................37
   MARKET FOR COMMON STOCK.......................................................................................38
   DESCRIPTION OF COMMON STOCK...................................................................................39
   DIVIDEND POLICY...............................................................................................40
   LEGAL PROCEEDINGS.............................................................................................41
   FINANCIAL STATEMENTS..........................................................................................41

APPENDIX A        AGREEMENT AND PLAN OF REORGANIZATION


APPENDIX B        SHAREHOLDERS AGREEMENT


APPENDIX C        ELECTION FORM


APPENDIX D        ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE


APPENDIX E        RULE 501(a) UNDER THE SECURITIES ACT OF 1933

                               SUMMARY TERM SHEET


     The following is a summary of the material terms of the Plan to be voted on at the  Special  Meeting  of  shareholders.  This  summary is  qualified  in its entirety by reference to the more detailed  information  appearing  elsewhere in
this  proxy  statement/prospectus,   including  the  financial  information  and
appendices.  We urge you to review the  entire  proxy  statement/prospectus  and accompanying materials carefully.

     o    Reorganization:  The  Plan  provides  for  the  reorganization  of FNC
          Bancorp into a corporation  taxable under Subchapter S of the Internal
          Revenue Code ("S Corporation") through the merger of FNC Bancorp with and into FNC S-Corp, a new Georgia corporation organized solely to facilitate the Reorganization. If the Plan is approved by FNC
          Bancorp's shareholders, each outstanding share of FNC Bancorp common stock, $1.00 par value, will be converted into the right to receive either .0005 share of FNC S-Corp common stock or $21.00. See
          "DESCRIPTION  OF THE  PLAN--The  Reorganization"  on page  15.

     o    Cash Conversion:  Each  outstanding  share of FNC Bancorp common stock held  by  shareholders  who  are  not  eligible  to  be S  Corporation shareholders  or who do not sign the  Shareholders  Agreement  will be cancelled  in  exchange  for cash at a rate  $21.00  per  share of FNC
          Bancorp  common stock.  Additionally,  each  outstanding  share of FNC
          Bancorp common stock held by a shareholder who is the record holder of less than 2,000  shares of FNC Bancorp  common stock will be exchanged for cash at a rate of $21.00 per share of FNC  Bancorp  common  stock.
          However,  a  shareholder  who is the record  holder of less than 2,000 shares of FNC  Bancorp  common  stock may elect to convert  his or her shares to FNC S-Corp common stock at the  conversion  ratio  described
          below  if  the   shareholder  is  eligible  to  be  an  S  Corporation
          shareholder, signs the Shareholders Agreement, and:

               (a) purchases an additional fractional share of FNC S-Corp common stock so that he or she will own one whole share after the Reorganization;

               (b)  aggregates at least 2,000  beneficially  owned shares of FNC
                    Bancorp; or

               (c) is an officer of FNC Bancorp and elects and is permitted, at the Board of Directors' sole discretion, to receive a fractional share of FNC S-Corp common stock.

               See  "DESCRIPTION OF THE PLAN--Cash Conversion" on page 20.

     o    Common Stock Conversion:  Each outstanding share of FNC Bancorp common stock held by a shareholder who is the record holder of at least 2,000 shares of FNC  Bancorp  common  stock and who is  eligible  to be an S
          Corporation  shareholder and signs the Shareholders  Agreement will be
          converted   into  .0005  share  of  FNC  S-Corp  common   stock.   See
          "DESCRIPTION  OF THE  PLAN--Common  Stock  Conversion"  on page  20.

     o    Limited Offering of Fractional  Shares:  Under the Plan, FNC Bancorp's
          Board of  Directors  may, at its sole  discretion,  permit  accredited
          investors  and  up  to  35  unaccredited   investors  to  purchase  an
          additional  fractional  share of FNC S-Corp  common  stock so that the shareholder will own one whole share, or a whole number of shares,  of
          FNC S-Corp  common  stock after the  Reorganization.  For  example,  a shareholder who is entitled to receive 1.5 shares of FNC S-Corp common stock may elect to purchase  0.5 share of FNC S-Corp  common  stock so that he or she would own two whole  shares.  Shareholders  who are the record  holders of less than 2,000 shares of FNC Bancorp  common stock may elect to convert their shares to FNC S-Corp common stock  pursuant to the "Common Stock  Conversion"  procedures  described above if they elect and are  permitted  by FNC  Bancorp to  purchase  an  additional fractional  share of FNC S-Corp common stock.  See "DESCRIPTION OF THE
          PLAN--Limited Offering of Fractional Shares" on page 21.

     o    Aggregating Shares: The Board of Directors of FNC Bancorp, at its sole discretion,  may permit a shareholder to combine shares of FNC Bancorp common  sock that are held  directly  by the  shareholder  with  other shares  indirectly,  beneficially  owned by the shareholder solely for the purpose of calculating  the number of shares of FNC Bancorp common stock to be  converted  into  shares of FNC S-Corp  common  stock as a
          result   of   the    Reorganization.    See    "DESCRIPTION   OF   THE
          PLAN--Aggregating Shares" on page 22.





                              INFORMATION REGARDING
                         SPECIAL MEETING OF SHAREHOLDERS


Time and Place of Meeting

     We are soliciting proxies through this proxy statement/prospectus for use at a special meeting of FNC Bancorp shareholders. The special meeting will be held at 4:30 p.m. on Thursday, November 29, 2001, at First National Bank of
Coffee County (the "Bank"), 420 South Madison Avenue, Douglas, Georgia 31533.

Record Date and Mailing Date

     The close of business of November 2, 2001, is the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. We first mailed the proxy statement/prospectus and the accompanying form of proxy to shareholders on or about November 5, 2001.

Number of Shares Outstanding

     As of the close of business on the record date and on November 2, 2001, FNC
Bancorp had 10,000,000 shares of common stock, $1.00 par value, authorized, of which 554,136 shares were issued and 548,336 were outstanding. Each outstanding share is entitled to one vote on all matters presented at the meeting.

Purpose of Special Meeting

     The purpose of the special meeting is for shareholders to consider and vote on an Agreement and Plan of Reorganization (the "Plan") providing for the reorganization (the "Reorganization") of FNC Bancorp into a Subchapter S
Corporation through the merger of FNC Bancorp with and into FNC S-Corp.

Voting at the Special Meeting

     The Plan must be approved by the affirmative vote of a majority of the outstanding shares of FNC Bancorp entitled to vote on the Plan. At November 2, 2001, FNC Bancorp's directors and executive officers owned, directly or indirectly, 309,656 shares or 56.5% of the 548,336 outstanding shares.

Dissenters' Rights

     Shareholders  of FNC Bancorp are entitled to dissent from the Plan.  If you dissent from the Plan, you are entitled to the statutory  rights and remedies of
dissenting   shareholders  provided  in  Article  13  of  the  Georgia  Business
Corporation  Code as long as you  comply  with the  procedures  of  Article  13.
Article 13 provides that a dissenting shareholder is entitled to receive cash in an amount  equal to the "fair  value" of his or her shares.  We have  included a copy of Article 13 of the  Georgia  Business  Corporation  Code in Appendix D to
this proxy  statement/prospectus  and a summary of Article 13 under "Dissenters'
Rights.

     To perfect dissenters' rights, you must comply with Article 13 of the Georgia Business Corporation Code, which requires, among other things, that you give FNC Bancorp notice of your intent to dissent from the Plan prior to the vote of the shareholders at the special meeting and that you not vote your shares in favor of the Plan. Any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which his or her shares are to be voted will be deemed to have voted in favor of the Plan and will not be entitled to assert dissenters' rights.

Procedures for Voting by Proxy

     If you properly sign, return and do not revoke your proxy, the persons appointed as proxies will vote your shares according to the instructions you have specified on the proxy. If you sign and return your proxy but do not specify how the persons appointed as proxies are to vote your shares, your proxy will be voted FOR the approval of the Plan, and in the best judgment of the persons appointed as proxies, on all other matters properly brought before the special meeting.

     You can revoke your proxy at any time before it is voted by delivering to Rose Pope, assistant corporate secretary and vice president of FNC Bancorp, at the main office of FNC Bancorp, either a written revocation of the proxy or a duly signed proxy bearing a later date or by attending the special meeting and voting in person.

Requirements for Shareholder Approval

     A quorum will be present at the meeting if a majority of the outstanding shares of FNC Bancorp common stock are represented in person or by valid proxy.
We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists. Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of FNC Bancorp entitled to vote on the Plan. Any other matter that may properly come before the special meeting requires the affirmative vote of a majority of shares of common stock present in person or by proxy and entitled to vote on the matter. We will count abstentions and broker non-votes in determining the minimum number of votes required for approval. Therefore, abstentions and broker non-votes have the effect of negative votes.

     Abstentions. A shareholder who is present in person or by proxy at the special meeting and who abstains from voting on any or all proposals will be included in the number of shareholders present at the special meeting for the purpose of determining the presence of a quorum. Abstentions do not count as votes in favor of or against a given matter.

     Broker Non-Votes. Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that contain a broker vote on one or more proposal but no vote on others are referred to as "broker non-votes" with respect to the proposal(s) not voted upon. Broker non-votes are included in determining the presence of a quorum. A broker non-vote, however, does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority.

Solicitation of Proxies

     FNC Bancorp will pay the cost of the proxy solicitation. Our directors, officers and employees may, without additional compensation, solicit proxies by personal interview, telephone, fax, or otherwise. We will direct brokerage firms or other custodians, nominees or fiduciaries to forward our proxy solicitation material to the beneficial owners of common stock held of record by these institutions and will reimburse them for the reasonable out-of-pocket expenses they incur in connection with this process.





                                 SPECIAL FACTORS

Purpose of the Plan

     The primary purpose of the Plan is to promote more efficient capital utilization and enhance shareholder value by reducing the combined taxes paid by the Company and its shareholders under Subchapter S of the Internal Revenue
Code. The Plan is also designed to decrease the administrative expense incurred in servicing large numbers of shareholders with relatively small numbers of shares. In addition, an anticipated consequence of the transactions contemplated by the Plan is the elimination of our obligation to file periodic reports with the Securities and Exchange Commission ("SEC"). The following paragraphs describe the reasons for and the purposes and effects of the Plan in more detail.

     Over the past five years, FNC Bancorp has experienced  significant loan and deposit  growth in its market area and has  significantly  increased its capital base through increased earnings.  As a result of the substantial increase in our market share and the  organization  of a new bank in Coffee  County,  we believe that  future  growth  opportunities  are  limited  in our market  area.  Without continued  sustained  market  share  growth,  we  are  not  likely  to  maintain
profitability   at  a  level  which  will  generate   adequate  returns  to  our
shareholders.  Lack of continued  growth may also result in the  accumulation of excess capital,  which will also negatively impact the financial  performance of
FNC Bancorp as it pertains to returns to shareholders.

     Additionally,   rapidly  declining  interest  rates  in  2001  have  had  a significant  adverse  impact  on our net  interest  margin,  as our  loans  have repriced at lower rates more  quickly  than our  deposit  liabilities.  While we expect  that our  interest  margins  will  improve  as our  deposit  liabilities continue to reprice,  we do not  anticipate  that our net  interest  margin will return to  historic  levels  which were over 5%. As net  interest  margins  have declined,  we have  looked for ways to cut our  operating  costs in an effort to balance the effect of reduced net interest margins on our net income.

     Furthermore, FNC Bancorp currently has 349 shareholders,  but approximately
81% of the outstanding shares are held by less than 36 shareholders. As a result, there is no active market for FNC Bancorp's shares and the Board of Directors believes there is little likelihood such a market will develop.
However, since we have more than 300 shareholders, we are required to file periodic financial reports with the SEC under the Securities and Exchange Act of 1934. The cost of filing these reports is substantial, and in the absence of an active trading market, the Board of Directors believes FNC Bancorp receives little benefit from being an SEC reporting company. We also incur printing, postage, data entry, stock transfer and other administrative expenses related to servicing shareholders who own relatively small numbers of shares.

     Based on the foregoing factors, the Board of Directors determined that it would be in the best interests of FNC Bancorp and its shareholders to reorganize
FNC Bancorp to enable it to be taxed as an S Corporation. The payments to shareholders receiving cash will enable those shareholders to realize the full value of their shares. As an S Corporation, FNC Bancorp will pass through its taxable income to remaining shareholders for taxation at their personal rates, thus allowing FNC Bancorp to avoid paying corporate income tax. As a result, FNC
Bancorp will be able to generate a higher level of net income and, consequently, a higher return to its shareholders.

     Additionally, because the number of shareholders of an S Corporation is limited to 75, the Plan will have the effect of substantially reducing the number of shareholders. The Plan provides a tax-advantageous means of returning capital to shareholders, which will reduce any excess capital and promote more efficient capital utilization. We believe the Plan will also have the effect of concentrating the stock ownership of FNC Bancorp within the community and in shareholders who are more likely to provide active support to the Bank.

     As of November 2, 2001, FNC Bancorp had approximately 313 shareholders who owned less than 2,000 shares. The Plan will allow us to pay these shareholders a fair price for their shares while eliminating the costs associated with servicing shareholders who own relatively small numbers of shares. Additionally, the Reorganization will allow us to save the administrative, accounting, and legal expenses incurred in complying with SEC reporting requirements.

     Those  shareholders  who do not become  shareholders  of the newly formed S
Corporation  will  receive  cash in an amount of $21.00  per share for their FNC
Bancorp shares. The Board of Directors has engaged Financial Solutions to make a determination of the fair market value of a minority interest in FNC Bancorp common stock as of August 31, 2001, so as to ensure an independent and fair valuation. To minimize the impact of the Reorganization on shareholders who wish to remain FNC S-Corp shareholders despite their ownership of fewer than 2,000 shares of record, the Plan provides an opportunity for those shareholders to purchase additional fractional shares of FNC S-Corp Common Stock in lieu of receiving cash for their shares or aggregate shares beneficially owned.

     In reaching the conclusion to recommend the Plan, the Board of Directors has given long and serious attention to the fact that our shareholders have been loyal and supportive of FNC Bancorp. The board also recognized that the Plan will result in the shares of a large number of shareholders being converted to cash, in some cases against the wishes of the shareholders. While the board was mindful of these issues, the board ultimately concluded that given the vital role played by the Company in the community - as an employer, as a source of credit for capital and business growth, and as a community resource - the continued viability of FNC Bancorp as an independent financial institution was of significant benefit to the community and to the Company's shareholders as a whole. Accordingly, if the Plan is approved, the board believes it is unlikely that we will be sold in the near future.

Benefits of Subchapter S Election

     FNC Bancorp's Board of Directors believes that the ability of FNC Bancorp to be taxed as an S Corporation under the Internal Revenue Code is beneficial to FNC Bancorp and its shareholders for the following reasons:

     o Earnings arising after the Subchapter S election become effective can be distributed to FNC S-Corp shareholders with only one level of income tax imposed on the earnings.

     o Undistributed earnings arising after the Subchapter S election becomes effective will increase a shareholder's basis in his or her FNC S-Corp stock, which will reduce any gain (or increase any loss) recognized by a FNC S-Corp shareholder upon a subsequent disposition of the stock.

     o There is increased ability to structure a tax-advantaged sale of our assets in the event that a subsequent decision is made by our shareholders to sell FNC Bancorp/FNC S-Corp. No such plans are contemplated or under discussion at this time.

     Generally,  an S  Corporation  is  exempt  from  federal  income  taxation.
Instead, the S Corporation's shareholders are taxed (proportionately, based upon their shareholdings) on the taxable income of the S Corporation. These earnings may then be distributed by the S Corporation to its shareholders "tax-free"
(i.e., without the shareholder having to include the earnings in income again as a dividend, which is unlike a distribution by a regular corporation).

     In  the  case  of an S  Corporation  having  earnings  and  profits,  the S
Corporation  is entitled to distribute  the earnings that have been taxed to its shareholders  first.  Thus,  distributions  that  are  not  in  excess  of the S
Corporation's  income  that  has  been  taxed  to  its  shareholders  after  the
Subchapter S election  has been made will not be subject to further  taxation in the hands of the S Corporation's shareholders.  Distributions in excess of the S
Corporation's  income  that  has  been  taxed  to  its  shareholders  after  the
Subchapter  S  election  has been made will be  taxable  to the S  Corporation's shareholders (the same as distributions  prior to the election) to the extent of the S Corporation's  historic earnings and profits.  Each shareholder's basis in his or her S Corporation stock is increased by the amount of income taxed to the shareholder  after the  Subchapter S election has been made,  to the extent that such  income is  retained  by the S  Corporation  and not  distributed  to the S
Corporation's   shareholders.   Thus,  unlike  a  regular  corporation,   the  S
Corporation's  income after the  Subchapter S election has been made that is not distributed to its shareholders  will reduce the amount of gain (or increase the amount of loss) recognized by a shareholder upon a subsequent disposition of the
S Corporation's Common Stock.

     Since the  shareholders  of FNC S-Corp  will  become  subject to tax on FNC
S-Corp's taxable income once the Subchapter S election is effective,  FNC S-Corp intends to  distribute  its  earnings  (or at least  enough of its  earnings) to provide  its  shareholders  with cash  sufficient  to pay their  individual  tax
liabilities.   However,  because  we  must  comply  with  the  Georgia  Business
Corporation  Code and are  subject  to the  rules  and  regulations  of  various regulatory  authorities with respect to the declaration of dividends,  there can be no  assurance  that we will be  allowed  to  make  distributions  in  amounts sufficient to cover all of each shareholder's  income tax liability that results from being taxed on their respective share of FNC S-Corp's taxable income.

     As  stated  above,   an  S  Corporation   is  subject  to  tax  in  limited
circumstances.  Accordingly, an S Corporation (unlike a regular corporation) may sell its assets in a taxable sale and  distribute  the proceeds from the sale to its  shareholders  with  the  shareholders  being  taxed  only  once on the gain generated by the sale. In the case of a regular  corporation,  a similar sale of assets  would be subject to corporate  taxation and then the proceeds  remaining after  paying  the  corporate-level  tax  would be  subject  to tax  again  when distributed  to the  corporation's  shareholders.  Thus, an S Corporation  has a
distinct   advantage   over  a  regular   corporation   in  structuring  a  more
tax-advantaged  sale  of the  corporation's  business  to a  prospective  buyer.
(Generally,  the  shareholders of a regular  corporation will have to sell their stock of the corporation in order to realize the same net, after-tax proceeds as the  shareholders  of an S  Corporation  realize  in the case of an asset  sale.
However,  a buyer of a  business  generally  may  claim tax  deductions  for any premium paid for the business only when it acquires assets, instead of stock.)

     An S  Corporation  can be subject to a  corporate-level  tax upon a sale of some or all of its assets where it has been taxed as a regular  corporation  and then  subsequently  makes  an  election  to be taxed  as an S  Corporation.  The
corporate  level  tax  generally   applies  to  any  "built-in"   gains  of  the
corporation. "Built-in" gains are those gains which economically accrue prior to the time that the Subchapter S election becomes effective.  The "built-in" gains tax applies  generally  only to built-in  gains that are  recognized  during the first ten (10) years after the  Subchapter S election is  effective.  We have no present intention of selling FNC Bancorp/FNC S-Corp.

Potential Disadvantages of the Plan to Shareholders

     No public trading market for FNC Bancorp's  common stock currently  exists.
Furthermore, the market liquidity for shares of FNC S-Corp's common stock will be even less than that of FNC Bancorp common stock because the price per share of FNC S-Corp common stock will increase and the number of shares of FNC S-Corp common stock available to be traded will decrease as a result of the Reorganization. A decrease in the market liquidity for the shares of FNC S-Corp common stock may cause a decrease in the value of the shares. Additionally, each shareholder will be bound by the terms of a Shareholders Agreement, which, among other obligations, will place restrictions on the sale of FNC S-Corp's common stock. In the future, management may consider a stock split or stock dividend or tender offer to decrease the number of fractional shares outstanding. We do not presently intend, however, to further decrease the number of shares outstanding.

     Although FNC S-Corp intends to distribute at least enough of its earnings to provide shareholders with sufficient cash to pay their individual tax liabilities that result from being taxed on their respective share of FNC S-Corp common stock, we can give no assurance that these distributions will be made.
Shareholders of FNC S-Corp will be subject to tax on FNC S-Corp's taxable income regardless of whether or not FNC S-Corp distributes any of its earnings to its shareholders. As a result, FNC S-Corp Shareholders may be required to pay taxes on their respective share of FNC S-Corp's taxable income at a time when they have no cash flow from their shares with which to pay the taxes.

     Finally, in order to be a shareholder of FNC S-Corp, you must be eligible to be an S Corporation shareholder. As a result, some FNC Bancorp shareholders who are not eligible S Corporation shareholders but who desire to remain shareholders may have no choice but to receive cash in the Reorganization.

Alternatives Considered by the Board of Directors

     The  Board  of  Directors  routinely  reviews  and  discusses  with  senior
management  the  Company's   capital  levels  and  utilization  and  returns  to
shareholders.  In  making  its  determination  to  adopt  the  Plan,  the  board considered  other  alternatives.  These  alternatives  were rejected because the board believed the  Reorganization  would be most cost effective manner in which to achieve its goals of improving  capital  utilization  and  shareholder  value while also  continuing to service the financial  needs of the community in which it operates. These alternatives included:

     Selling the Company. The Board of Directors considered seeking another financial institution to purchase FNC Bancorp and its subsidiary, First National
Bank of Coffee County. The market prices of bank stock have, however, declined over the past two years due to economic and market conditions. We believe there are few purchasers offering a truly liquid currency seeking to purchase institutions of our size and in our market area. We believe any purchaser would also significantly reduce our ability to serve our community through employment and loans. As a result, the board believes that a sale at this time would not be in the best interests of our shareholders, employees or community. Accordingly, the board rejected this alternative.

     Reverse Stock Split. The Board of Directors considered declaring a reverse stock split at a ratio of 1-for2,000, with cash payments for resulting fractional shares. This alternative would also have the effect of reducing the number of shareholders. However, after the reverse stock split, in order for FNC
Bancorp to make an S Corporation election, each of the remaining shareholders would have to consent to the election. Since FNC S-Corp will be the survivor of the Reorganization and will have elected to be an S Corporation prior to the Reorganization, shareholder approval of the S Corporation election will not be required under the Plan. Accordingly the board determined that the Plan would be the most effective method of electing to become an S Corporation and rejected the reverse stock split alternative.

     Issuer Tender Offer. The Board of Directors considered an issuer tender offer to repurchase shares of its outstanding common stock. The results of an issuer tender offer would be unpredictable, however, due to its voluntary nature. The board was uncertain as to whether this alternative would result in shares being tendered by a sufficient number of record holders so as to permit the Company to elect to become an S Corporation, to reduce its administrative costs related to servicing shareholders who own a relatively small number of shares and to terminate its SEC reporting requirements. As a result, the board rejected this alternative.

     Continuing as Is. Finally, the Board of Directors considered taking no action to reduce the number of shareholders of FNC Bancorp. However, due to continuing market pressure on interest rate margins and the lack of future growth opportunities, the board believes the Company will be unable to utilize its current capital in a manner that will generate sufficient returns to its shareholders. As a result, the board rejected this alternative.

Actions by the Board of Directors Regarding the Plan

     FNC  Bancorp's  Board of  Directors  has reviewed the pro forma effect of a reorganization  at various share  conversion  ratios on capital,  book value and earnings per share and held further discussions  regarding,  among other things,
the   relative   advantages   and   disadvantages   described   under   "SPECIAL
FACTORS--Purpose  of the Plan"  and  "--Potential  Disadvantages  of the Plan to
Shareholders."  The board determined that a conversion ratio of one share of FNC
S-Corp common stock to 2,000 shares of FNC Bancorp common stock would best serve the  interests  of FNC  Bancorp  and all of its  shareholders,  including  those receiving cash. The board directed management to prepare more detailed pro forma figures. In connection with the Reorganization into an S Corporation, management retained  Financial  Solutions to prepare and make a  determination  of the fair market value of a minority  interest in FNC Bancorp's  common stock as of August
31, 2001.

     No unaffiliated representative has been retained to act solely on behalf of
unaffiliated   shareholders  for  purposes  of  negotiating  the  terms  of  the
Reorganization   or   preparing  a  report   concerning   the  fairness  of  the
Reorganization.  Additionally the board has made no specific  provision to grant unaffiliated shareholders access to FNC Bancorp's corporate files, except as may be required by the Georgia  Business  Corporation  Code, or to obtain counsel or appraisal services at FNC Bancorp's expense.

     On  October  1,  2001,   management   presented  the  requested  pro  forma
information to the board.  Management also reviewed Financial Solutions' report, which  indicated  that  the fair  market  value of a  minority  interest  in FNC
Bancorp's  common  stock  was  $21.00  per share as of August  31,  2001.  After extensive  discussion  of the  terms  of the  Plan,  including  the  appropriate conversion  ratio, the purchase price for fractional shares and the terms of the limited  offering of fractional  shares,  the board  determined  that $21.00 per share  represented  the fair value of a share of FNC Bancorp's  common stock and consequently  based  the  amount of cash to be paid for  shares  of FNC  Bancorp common stock in the Reorganization on that value. The board's  determination was based on the following factors,  without assigning any particular weight to each factor:

     o Information regarding FNC Bancorp's financial condition, including net book value of $16.55 per share as of September 30, 2001 and $14.91 as of October 1, 2001 (which reflects the directors' exercise of warrants to purchase an aggregate of 137,500 shares of FNC Bancorp common stock), and earnings for the year ended December 31, 2000 of $2.79
          (basic) and $2.41  (diluted)  per share and for the nine months  ended
          September 30, 2001 of $2.24 (basic) and $1.94 (diluted) per share.

     o    Financial Solutions' report and opinion.

     o The board's knowledge of the management, business, operations, assets, liabilities, earnings, cash flow and prospects of FNC Bancorp.

     o The fact that a price of $21.00 per share represents a ten- year return of approximately 110% on the original $10.00 public offering price of the shares of FNC Bancorp

     The board did not consider recent sales prices of FNC Bancorp's common stock, which to management's knowledge, ranged from $16.50 to $18.00 over the past 12 months, due to the lack of an established trading market for the stock and the infrequency of arm's-length transactions in such stock. It also did not consider FNC Bancorp's going concern or liquidation value.

     The board also reviewed the tax effects on FNC Bancorp and its shareholders related to the Subchapter S Election. The tax benefits and the earnings potential that result from the Subchapter S Election were significant factors in the board's determining that the Subchapter S Election should be a part of the Plan of Reorganization.

     The board  also  structured  the Plan in a manner  that it  believes  to be
procedurally   fair  to  FNC  Bancorp's   unaffiliated   shareholders   -  those
shareholders  who are not  directors or executive  officers of FNC Bancorp.  The
Georgia Business  Corporation  Code and FNC Bancorp's  articles of incorporation require shareholder  approval of the transactions  contemplated by the Plan. The vote of a majority of the outstanding  shares of common stock represented at the special meeting and entitled to vote on the Plan will be required to approve the
Plan. Approval by a majority of unaffiliated  shareholders is not required.  The board decided to include the limited offering of fractional  shares and to allow the aggregation of shares beneficially owned as part of the Plan to mitigate the potential  effect of the  Reorganization  on  shareholders  who own a relatively small number of shares but prefer to remain as shareholders.

     Based on the factors described above, the board believes that the Plan is financially and procedurally fair to FNC Bancorp's unaffiliated shareholders.

     The board unanimously approved the Plan. All of FNC Bancorp's directors and executive  officers  have  indicated  that they  intend to vote their  shares of common  stock (and any shares  with  respect to which they have or share  voting power  over) in  favor of  adoption  of the Plan and to elect to  convert  their shares of common  stock to FNC S-Corp  common  stock.  Since the  members of the
Board  of  Directors  and  executive  officers  of  FNC  Bancorp,   directly  or
indirectly,  beneficially  own  56.5% of the  shares  outstanding  and they have committed  to vote these  shares in favor of the Plan,  approval  of the Plan is assured.  Although the board as a whole recommends that the shareholders vote in favor  of the Plan for the  reasons  set  forth in  "Purpose  of the  Plan,"  no director or executive  officer is making any  recommendation to the shareholders in his or her individual capacity.

The Financial Solutions Opinion

     FNC Bancorp has received an opinion from Financial  Solutions  stating that the fair market value of a minority  interest in FNC Bancorp's  common stock was
$21.01 per share as of August  31,  2001.  The FNC  Bancorp  Board of  Directors
considered this opinion in its  determination of the consideration to be paid in the Reorganization.  Financial Solutions is a bank consulting and appraisal firm that frequently  renders valuation opinions of banks, bank holding companies and
other   closely  held   entities  in   connection   with   offerings,   mergers,
reorganizations,  acquisitions,  estate  planning and other  matters.  The board selected Financial Solutions to issue the opinion based on Financial  Solution's reputation in banking  valuation and its familiarity  with the banking  industry and based on advice from our legal counsel and other independent  professionals.
No material relationship exists or has existed within the past two years between
FNC Bancorp,  Financial  Solutions or any of their  respective  affiliates.  FNC
Bancorp  will pay  Financial  Solutions  a fee of  approximately  $5,000 for its services rendered in connection with the adoption of the Plan and will reimburse
Financial  Solutions  for its  reasonable  out-of-pocket  expenses  incurred  in connection with such services.

     In connection with its opinion, Financial Solutions reviewed information regarding FNC Bancorp's financial performance and condition for the six months ended June 30, 2001, and the five years ending December 31, 2000. Financial
Solutions did not verify the accuracy of such information and assumed it to be accurate in all material respects. It did not independently value the assets and liabilities of FNC Bancorp and was not furnished with appraisals. Financial
Solutions also reviewed other publicly available information regarding the market for bank and bank holding company stock and economic conditions in FNC
Bancorp's market area.

     In arriving at its opinion of the fair market value of a minority interest in FNC Bancorp's outstanding common stock, Financial Solutions considered the financial performance and condition of FNC Bancorp, including future earnings, book value and dividend paying capacity, the economic outlook of the trade area and the banking industry in general, previous sales of FNC Bancorp's common stock, the size of the block of stock being valued and the stock market prices of publicly traded banking institutions within FNC Bancorp's geographic area.

     We will have Financial Solutions' opinion available for inspection and copying at FNC Bancorp's principal executive offices during its regular business hours by any interested shareholder or his or her representative who has been so designated in writing. We will mail a copy of the opinion to any interested shareholder or his or her representative upon written request and at the expense of the requesting shareholder.

Information Regarding Affiliates

     The following table sets forth the number and the percentage ownership of shares of FNC Bancorp common stock beneficially owned by each director and executive officer of FNC Bancorp, and by all directors and executive officers as a group, as of November 2, 2001. The address for each person named in the table is 420 South Madison Avenue, Douglas, Georgia 31533. The following table also sets forth the number ownership of shares of FNC S-Corp common stock that the persons named in the table would beneficially own after the effective date of the Plan on a pro forma basis. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose or to direct to voting of such security, or "investment power" which includes the power to vote or to direct the disposition of such security. The number of shares beneficially owned also includes any shares the person has the right to acquire within the next 60 days. Unless otherwise indicated, each person is the record owner of and has sole voting and investment powers over his or her shares.

             Name                       Number of Shares           Percentage of Shares       Number of Shares
             ----
                                       Beneficially Owned           Beneficially Owned       Beneficially Owned
                                          Before Plan                  Before Plan               After Plan
                                       ------------------           ------------------       ------------------
Robert L. Cation                                51,917                     8.65%                     26
Milton G. Clements                              26,100(1)                  4.35                      14
William C. Ellis, Jr.                           52,167                     8.69                      27
Ralph G. Evans                                  56,717(2)                  9.44                      29
A. Curtis Farrar, Jr.                           51,917                     8.65                      26
Norman E. Fletcher                              51,566(3)                  8.59                      26
Jeffery W. Johnson                              66,925(4)                 11.14                      34
Leonard W. Thomas                                2,347                     0.39                       1
All directors and executive
officers as a group (8 persons)                359,656                    59.90%                    183

     The percentage of beneficially owned shares after the Plan takes effect by the directors and executive officers of FNC Bancorp will depend on the number of fractional shares purchased and shares exchanged for cash in the Reorganization.
The percentages should not vary significantly.

(1)  Includes 1,000 shares held in the name of Laura B. Clements, wife of Milton
     G. Clements and 2,000 shares held in the name of Stephen Griffin Clements, son of Milton G. Clements.

(2) Includes 600 shares held in the name of Cady Suzanne Evans, daughter of Ralph G. Evans, 600 shares held in the name of Christy Elizabeth Evans, daughter of Ralph G. Evans and 600 shares held in the name of Ralph G.
     Evans, Jr., son of Ralph G. Evans.

(3) Includes 200 shares held in the name of Marvelyne G. Fletcher, wife of Norman E. Fletcher.

(4)  Includes 50,000 shares subject to immediately exercisable options.

Recent Affiliate Transactions

     In  connection  with the  organization  of First  National  Bank of  Coffee
County, and the public offering of FNC Bancorp's common stock, each of the directors listed below received a warrant to acquire additional shares of FNC
Bancorp common stock. The exercise price for each warrant was $10.00 per share, which was equal to the public offering of FNC Bancorp common stock. Each of the warrants was due to expire on November 1, 2001. Accordingly, on October 1, 2001, each of the directors exercised a warrant to purchase the number of shares set forth by the directors' name.

                                      Number of Shares
           Name                     Subject to Warrants
           ----                     -------------------
Robert L. Cation                            25,000
Milton G. Clements                          12,500
William C. Ellis, Jr.                       25,000
Ralph G. Evans                              25,000
A. Curtis Farrar, Jr.                       25,000
Norman E. Fletcher                          25,000
Total                                      137,500


Stock Purchases by FNC Bancorp

     During the past two years, FNC Bancorp has repurchased the following shares of its common stock:

                                 Date                    Number of           Purchase
                               Purchased                  Shares              Price
                               ---------                  ------              -----
                          January 10, 2001                  1,250              $18.00
                          January 2, 2001                   2,800              $18.00
                          November 28, 2001                 1,250              $18.00

     The average purchase price paid by FNC Bancorp for its shares of common stock was $18.00 for each applicable quarter during the past two years.




                             DESCRIPTION OF THE PLAN

The Reorganization

     The Board of Directors of FNC Bancorp determined that it would be in the best interests of FNC Bancorp and its shareholders to reorganize FNC Bancorp to enable it to be taxed as an S Corporation. In order to facilitate FNC Bancorp's reorganization into an S Corporation, the Plan provides for the merger of FNC
Bancorp with and into FNC S-Corp. FNC S-Corp is a Georgia corporation that was formed solely to facilitate the Reorganization. FNC S-Corp will be the surviving corporation and will elect to be taxed as an S Corporation prior to the effective date of the Reorganization. As a result, upon the effective date of the Reorganization, the resulting corporation will be an S Corporation. We anticipate that the effective date of the Reorganization will be December 31, 2001. Upon the effective date of the Reorganization, FNC S-Corp will change its name to "FNC Bancorp, Inc."

     Subchapter  S In General.  Under a Subchapter  S income tax  election,  FNC
S-Corp will pass through its taxable income to shareholders for taxation at their personal rates, thus allowing it to avoid paying corporate income tax. As a result, we will be able to generate a higher level of net income. More importantly, this election will permit FNC S-Corp to distribute its net income to shareholders without subjecting the shareholders to additional income taxation upon receipt of distributions from FNC S-Corp.

     We have described the tax benefits of being taxed as an S Corporation in more detail under the heading "SPECIAL FACTORS - Benefits of Subchapter S
Election." The Subchapter S Election has numerous special income tax effects on shareholders. You should consult with your own counsel, accountants and other advisors to understand the effect the Subchapter S Election will have on you.

     Shareholder Eligibility.  In order to be a shareholder of an S Corporation, you must be a citizen or  resident  of the United  States.  Estates  and certain
trusts   (generally,   a  trust  that   distributes   income   annually  to  its
beneficiaries,  all  of  whom  are  individuals,  or a  trust  that  has  as its beneficiaries  only  those  persons  who  are  eligible  to hold  stock  in an S
Corporation and who make a qualifying election, provided that no interest in the trust was purchased) can also be shareholders of an S Corporation. Corporations, partnerships and IRAs may not be shareholders of an S Corporation.

     Shareholders Agreement.  The Plan provides that shareholders of FNC Bancorp must sign and  deliver  the  Shareholders  Agreement  to FNC Bancorp in order to become  shareholders  of FNC S-Corp in the  Reorganization.  You  should  review carefully the  Shareholders  Agreement,  which is attached as Appendix B to this
proxy   statement/prospectus.   The  paragraphs  below  summarize  the  material
provisions of the Shareholders Agreement.

     o Transfer Restrictions. No shareholder may sell or otherwise dispose of his or her shares of FNC S-Corp common stock except as provided in the Shareholders Agreement (the "Agreement"). Any attempted disposition of shares of FNC S-Corp common stock, which is not in accordance with the terms of the Agreement is void ab initio and will not be reflected on FNC S-Corp's records.


     Shareholders may make Permitted Transfers (as defined below) provided that:

     (1) the transferee qualifies as an S Corporation shareholder;

     (2) if the number of FNC S-Corp shareholders increases as a result of the transfer, the total number of FNC S-Corp shareholders after the transfer is less than 87% of the number of shareholders permitted by the Internal Revenue Code, unless the board permits the increase;

     (3) the transferee will not beneficially own (as defined in the Agreement) more than 10% of FNC S-Corp's outstanding common stock, unless the board permits the increase (by the affirmative vote of two-thirds of the directors then holding office); and

     (4)  the  transferee  agrees  to be  bound  by  the  Agreement.

     "Permitted Transfer" means:

          o a transfer to the shareholder's spouse, lineal ancestors or descendants, brothers, sisters, children or grandchildren (or a qualified trust for the benefit of any one or more of the foregoing);

          o    a transfer to another shareholder of FNC S-Corp; or

          o a transfer approved by the affirmative vote of two-thirds of the directors of FNC S-Corp then holding office.

     o Sale of Shares. A shareholder who receives a Qualified Offer may sell his or her shares pursuant to the Agreement. A "Qualified Offer" means an offer from a person who satisfies the ownership requirements with respect to an S
Corporation,  provided,  however,  that either the number of shareholders of FNC
S-Corp does not  increase as a result of the  transfer or the Board of Directors
(by the affirmative vote of two-thirds of the directors then holding office) has approved the transfer. In addition, a Qualified Offer has to be a legally enforceable written offer which is made at arm's length from a person who is financially capable of carrying out the terms of the written offer.

     A shareholder who wishes to sell his or her shares upon receipt of a Qualified Offer has to give written notice to FNC S-Corp and is thereby deemed to have offered to sell his or her shares to FNC S-Corp. FNC S-Corp has 30 days to decide whether to purchase all or any part of the offered shares at the price contained in the Qualified Offer. The purchase price will be payable in the amount and on substantially the same terms as contained in the Qualified Offer.
The closing of the transaction will occur no later than the 60th day following the 30-day option period. If FNC S-Corp does not agree to purchase all of the offered shares, the shareholder may transfer the shares to the person making the Qualified Offer. This transfer has to take place within 60 days.

     o Pledge of Shares. A shareholder may pledge his or her shares as collateral to secure payment of a loan. If the shareholder defaults and the lender is entitled and intends to foreclose on the collateral shares, the lender has to give written notice to FNC S-Corp and is thereby deemed to have offered to sell all of the collateral shares to FNC S-Corp. FNC S-Corp has 30 days to decide whether to purchase all or any part of the collateral shares at the price contained in the lender's notice. The purchase price will be payable in the amount and on substantially the same terms as contained in the lender's notice.
The closing of the transaction will occur no later than the 60th day following the 30-day option period. If FNC S-Corp does not agree to purchase all of the collateral shares, the lender may transfer the collateral shares provided the transferee meets all of the other requirements of the Agreement. This transfer has to take place within 60 days.

     o Death of a Shareholder.  Upon the death of a shareholder,  FNC S-Corp has the right to acquire the deceased  shareholder's  shares. FNC S-Corp has 30 days from its actual  knowledge of the  shareholder's  death to exercise its purchase option which has to be with respect to all of the deceased shareholder's shares.
If the  shares  are  not  purchased  by FNC  S-Corp  (through  no  fault  of the
shareholder's  estate),  the  estate,   beneficiary  or  heir  of  the  deceased
shareholder  will remain the owner of the shares provided that the shares remain subject to the  Agreement.  FNC S-Corp will not exercise its purchase  option if
the  shares  are  left  to  the  shareholder's   spouse,   lineal  ancestors  or
descendants, brothers, sisters, children and grandchildren (or a qualified trust for the benefit of any one or more of the  foregoing) and each of the conditions described under the heading "Transfer Restrictions" above are met.

     If FNC S-Corp purchases the shares, the purchase price will be equal to the greater of Fair Market Value Per Share or Book Value Per Share. Fair Market
Value Per Share will be determined  reasonably and in good faith by FNC S-Corp's
Board of Directors. "Fair Market Value Per Share" means the price at which a willing seller would sell and a willing purchaser would purchase the shares as of the applicable evaluation date on a per share basis. "Book Value Per Share" means the book value of the shares as determined reasonably and in good faith by FNC S-Corp's Board of Directors as of the quarter end prior to the applicable valuation date, using the data shown in FNC S-Corp's consolidated financial statements for that same quarter. If the person selling the shares is a director of FNC S-Corp, he or she will not participate in the determination of Fair
Market Value Per Share. If the selling shareholder does not agree with the value determination, the selling shareholder and FNC S-Corp will engage an independent appraiser to make the determination which is to be completed within 30 days. The determination made by the appraiser, absent fraud, will be final and binding. If the difference in the value as determined by the appraiser and the value as determined by the Board of Directors is less than 10% of the value determined by the board, the selling shareholder will bear all cost of the appraisal.
Otherwise, the selling shareholder and FNC S-Corp will bear cost of the appraisal equally.

     The closing will occur no later than the last to occur of the 60th day following the determination of the purchase price for the shares, the 60th day following the qualification of the executor or personal representative of the estate of the deceased shareholder, the 60th day following the qualification of a guardian for the property of the deceased shareholder or the 60th day following FNC S-Corp's election to purchase the shares.

     o Management. FNC S-Corp's Board of Directors will manage the business and affairs of FNC S-Corp but will refrain from taking any actions in contravention of the Agreement from issuing additional shares of common stock such that FNC
S-Corp would lose its eligibility to be taxed pursuant to Subchapter S of the Internal Revenue Code.

     Additionally, pursuant to the Agreement, the FNC S-Corp's Board of Directors intends, subject to regulatory requirements, to cause FNC S-Corp to make annual or quarterly distributions equal, on an annualized basis, to approximately the amount which represents the tax liability attributable to FNC
S-Corp's annual taxable income. In determining the amount of any distribution, the Board of Directors may take into account future anticipated events which might increase or reduce the final amount of taxable income for the entire taxable year.

     FNC S-Corp will also be required to exercise its option to acquire the shares held by a deceased shareholder's estate, if the shares, upon distribution by the estate, would be owned by a person who would cause a termination of FNC
Bancorp's Subchapter S status.

     o Specific Enforcement; Legend; Etc. The Agreement can be specifically enforced. Certificates evidencing the shares will bear a legend referring to the Agreement. The shareholders acknowledge that the shares they receive have been issued pursuant to exemptions from the applicable federal and state securities laws and must be held for investment. Persons making transfers of shares are required to deliver the appropriate stock powers, but if they do not FNC S-Corp is irrevocably appointed as attorney-in-fact to execute the necessary stock powers and to perform any other actions necessary in order to transfer the stock certificate.

     o Subchapter S Corporation Status.  Each shareholder  acknowledges that FNC
S-Corp has elected to be treated for federal and state income tax purposes as a Subchapter S Corporation.

     In the event that FNC S-Corp (by the affirmative  vote of two-thirds of its directors  then  holding  office)  and the  shareholders  of FNC  S-Corp (by the affirmative  vote of two-thirds of the  outstanding  shares) decide to terminate the Subchapter S Election, each shareholder will be provided a written notice of
such  determination.   Within  60  days  after  delivery  of  the  notice,  each
shareholder  agrees (if  requested) to deliver a consent (in such form as may be required  to comply with  applicable  income tax rules and  regulations)  to the revocation to FNC S-Corp.

     In the event FNC S-Corp's status as a Subchapter S Corporation is terminated inadvertently and FNC S-Corp and any shareholder desire that the Subchapter S Election be continued, everyone agrees to use their best efforts to obtain a waiver of the terminating event from the Internal Revenue Service. If a shareholder causes a terminating event to occur, the shareholder will bear the expense of procuring the waiver, including the legal, accounting and tax costs of taking such steps.

     Each shareholder agrees to cause any trust which may be holding the shareholder's shares to be maintained as a permissible shareholder. Each shareholder agrees to take all actions as may be required by any state in which FNC S-Corp does business to ensure recognition of FNC S-Corp's Subchapter S
Corporation status. Each shareholder agrees to indemnify and hold FNC S-Corp and each other shareholder harmless from and against all loss arising out of any violation of the Agreement by the indemnifying shareholder.

o Amendment. Except for the vote required to extend the term of the Agreement, neither the Agreement nor any provision to the Agreement may be waived, modified, amended or terminated except by a written agreement approved by FNC
S-Corp, by the affirmative vote of at least two-thirds of its directors then holding office, and by the shareholders of FNC S-Corp, by affirmative vote of at least two-thirds of the then issued and outstanding shares of FNC S-Corp.

     o Termination. The Agreement terminates on the earlier to occur of the effective date that an agreement providing for termination of the Shareholders
Agreement is signed by FNC S-Corp (authorized by the affirmative vote of two-thirds of its directors then holding office) and by its shareholders, by the affirmative vote of at least 51% of the then issued and outstanding shares of FNC S-Corp or on the effective date of a registration statement filed by FNC
S-Corp with the Securities and Exchange Commission with respect to a public offering of FNC S-Corp's common stock.

     o Enforcement Costs. Should any party be required to engage legal counsel to enforce or prevent the breach of any of the provisions of the Agreement, then the prevailing party in the action will be entitled to be reimbursed by the other party for all costs and expenses incurred by the prevailing party.

     o Separate Counsel. By signing the Agreement, each shareholder acknowledges that he or she has had the opportunity to obtain separate legal counsel and advice regarding the Agreement and that he or she has read and understands the Agreement.

Source of Funds and Expenses

     We estimate that  approximately  $2,100,000 will be required to pay for the shares of FNC Bancorp common stock cancelled for cash in the  Reorganization and that  approximately  $1,050,000 will be received in connection with the offering of fractional shares, resulting in a net funds requirement of $1,050,000 for the
Reorganization.  We anticipate that FNC Bancorp's capital will be the source for the required funds. We have, however,  also obtained a $2,100,000 line of credit from The Bankers Bank,  which bears  interest at a rate of prime minus 0.50% and will have a ten-year  term.  We do not expect to use this line of credit to fund
the   Reorganization,   but  may  draw  on  the  line  of  credit  to  fund  the
Reorganization,  if the Board of Directors  deems it  appropriate  or necessary.
Additionally,  FNC  Bancorp  will  pay  all  of  the  expenses  related  to  the
Reorganization.  We estimate that the expenses of the Reorganization  will be as follows:

                  SEC filing fees                                       $2,300
                  Legal fees                                           $35,000
                  Accounting fees                                       $1,000
                  Appraisal fees                                        $5,000
                  Printing costs                                        $3,000
                  Other                                                 $3,700
                           Total                                       $50,000


Pro Forma Effect of the Plan

     See "Pro Forma Effect of the Plan" on page 31 for illustrations of the pro forma effect of the Plan on FNC Bancorp's September 30, 2000 financial statements.




Cash Conversion

     Since only eligible persons may be shareholders of an S Corporation and an S Corporation may only have 75 shareholders, not all shares of FNC Bancorp common stock will be converted in the Reorganization to shares of FNC S-Corp common stock. See "Shareholder Eligibility" on page 15.

     Each outstanding share of FNC Bancorp common stock held by shareholders who are not eligible to be S Corporation shareholders or who fail to sign and deliver to FNC Bancorp the Shareholder Agreement will be cancelled in exchange for cash at a rate of $21.00 per share of FNC Bancorp common stock.
Additionally, each outstanding share of FNC Bancorp common stock held by a shareholder who is the record holder of less than 2,000 shares will be cancelled in exchange for cash at the rate of $21.00 per share of FNC Bancorp common stock. Provided that a shareholder who is the record holder of less than 2,000 shares of FNC Bancorp common stock may elect to convert his or her shares to FNC
S-Corp  common stock  pursuant to and subject to the  limitations  of the Common
Stock Conversion procedures described below if the shareholder:

          (1) purchases an additional fractional share of FNC S-Corp common stock pursuant to the "Limited Offering of Fractional Shares" described below so that he or she will own one whole share after the Reorganization;

          (2)  aggregates  at  least  2,000  beneficially  owned  shares  of FNC
               Bancorp common stock as described under "Aggregating Shares;" or

          (3) is an officer of FNC Bancorp and he or she elects and is permitted, at the Board of Directors' sole discretion, to receive a fractional share of FNC S-Corp common stock rather than cash.

     The board determined that the fair market value of FNC Bancorp's common stock before the Reorganization is $21.00 per share. The board based its determination on the factors described under "SPECIAL FACTORS--Purpose of the Plan" and "--Actions by the Board of Directors Regarding the Plan."

Common Stock Conversion

     Each outstanding share of FNC Bancorp common stock held by a shareholder who is the record holder of 2,000 or more shares and who is eligible to be an S
Corporation shareholder and signs the Shareholders Agreement will be converted into .0005 share of FNC S-Corp common stock.

     To receive shares of FNC S-Corp Common Stock in the Reorganization, you must sign and return the Shareholders Agreement and questionnaire and election form regarding the treatment of shares to FNC Bancorp at or before 5:00 p.m. on December 14, 2001.

     Fractional shares of FNC S-Corp common stock will be issued to FNC Bancorp shareholders who are the record holders of 2,000 or more shares. For example, if you own 3,000 shares of FNC Bancorp common stock, you will receive 1.5 shares of FNC S-Corp common stock. These shareholders may, at the Board of Directors' discretion, also be permitted to purchase an additional fractional share of FNC
S-Corp common stock in order to round up the number of shares of FNC S-Corp common stock that they will receive to the next whole number. See "Limited
Offering of Fractional Shares" below.

     Pursuant to the Plan, the articles of  incorporation  of FNC S-Corp will be the articles of incorporation  of the surviving  corporation.  As a result,  the surviving corporation's  authorized capital will consist of 10,000,000 shares of common stock, $1,00 par value, and 10,000,000 shares of non-voting common stock,
$1.00  par  value.  Prior  to the  Reorganization,  FNC  Bancorp's  articles  of incorporation  provided for 10,000,000  authorized shares of common stock, $1.00 par value, and 10,000,000 authorized shares of preferred stock, $1.00 par value.
Since an S  Corporation  may  only  have one  class  of stock  outstanding,  the surviving  corporation's  articles of incorporation  do not authorize  preferred stock,  which is considered a different  class of stock than common  stock.  The
surviving   corporation's   articles  of  incorporation  do,  however,   include
authorized  shares  of  non-voting  common  stock,  which are not  considered  a different  class of stock for purposes of  Subchapter S of the Internal  Revenue
Code.

     We estimate that the number of shares outstanding after the Reorganization will be approximately 250. The exact change in the number of outstanding shares will depend on the number of fractional shares that shareholders exchange for cash and the number of additional fractional shares purchased. For example, if each shareholder held an even multiple of 2,000 shares of FNC Bancorp common stock, the number of shares of FNC S-Corp common stock outstanding after the Reorganization could be calculated by dividing the number of shares of FNC
Bancorp common stock outstanding by 2,000. Because few, if any, shareholders own an even multiple of 2,000 shares, the number of shares outstanding after the Reorganization will decrease further due to the cash conversion of fractional shares (offset in part by purchases of fractional shares pursuant to the Limited
Offering of Shares described below).

     The value of a share of FNC S-Corp's common stock will increase to approximately $42,000 per share, which is the product of the $21.00 per share fair market value of FNC Bancorp's common stock and the conversion ratio of 2,000 shares of FNC Bancorp common stock for one share of FNC S-Corp common stock. The Reorganization will not materially alter voting rights and other rights of shareholders (other than as a result of the payment of cash in the Reorganization).

Limited Offering of Fractional Shares

     Under the Plan, FNC Bancorp's Board of Directors may, at is sole discretion, permit accredited investors and up to 35 unaccredited investors to purchase an additional fractional share of FNC S-Corp common stock so that the shareholder will own one whole share, or a whole number of shares, of FNC S-Corp common stock after the Reorganization. For example, a shareholder who is entitled to receive 1.5 shares of FNC S-Corp common stock may elect to purchase
0.5 share of FNC S-Corp common stock so that he or she would own two whole shares.

     Shareholders  who are the record  holders of less than 2,000  shares of FNC
Bancorp common stock may elect to convert their shares to FNC S-Corp common stock pursuant to the "Common Stock Conversion" procedures described above if they elect and are permitted by FNC Bancorp to purchase an additional fractional share of FNC S-Corp common stock. Shareholders will only be permitted to purchase a fractional share of FNC S-Corp common stock equal to the fractional amount necessary for the shareholder to own one whole share, or the next whole number of shares, of FNC S-Corp common stock after the Reorganization. The purchase price for a fractional share will equal $42,000 multiplied times the fraction of a share to be purchased. Additionally, we will round fractions to four decimal places (e.g., 0.66667 would become 0.6667).

     In order to be eligible to purchase an additional fractional share, you must be eligible to be an S Corporation shareholder and must sign and deliver to FNC Bancorp the Shareholders Agreement. The purchase of fractional shares is open only to accredited investors and up to 35 unaccredited investors because the shares issued in the Reorganization will not be registered under the federal securities laws pursuant to the exemption provided by Rule 506 under the Securities Act of 1933. The number of FNC Bancorp shareholders who may participate in the limited offering of fractional shares may be limited because:

          (1) we plan to limit the number of shareholders of FNC S-Corp to 65 in order to comply with the S Corporation shareholder limits contained in the Internal Revenue Code, while allowing some space for additional shareholders in the future; and

          (2) only 35 unaccredited investors may receive shares of FNC S-Corp common stock in the Reorganization.

     We expect that all FNC Bancorp shareholders wishing to participate in the limited offering will be permitted to do so. If not all shareholders are allowed to purchase fractional shares as a result of the limitations described above, we plan to permit shareholders who are the record holders of the greatest number of shares of FNC Bancorp common stock to participate first in the offering.

     For a natural person to qualify as an accredited investor, as defined in Rule 501(a) under the Securities Act of 1933, he or she must either (a) have an individual net worth, or joint net worth with his or her spouse, in excess of $1,000,000 at the time of purchase or (b) he or she must have had an individual income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years, and have a reasonable expectation of reaching the same income level in the current year. The complete text of Rule 501(a) is attached as Appendix E to this proxy statement/prospectus.

     A shareholder  wishing to purchase a fractional  share of FNC S-Corp common stock must review,  complete and return to FNC Bancorp at or before 5:00 p.m. on
December 14, 2001 the Shareholders Agreement and questionnaire and election form
regarding   the   treatment   of   shares   which    accompanies    this   proxy
statement/prospectus.

Aggregating Shares

     The Board of Directors of FNC Bancorp, at its sole discretion, may permit a shareholder to combine shares of FNC Bancorp common sock that are held directly by the shareholder with other shares indirectly, beneficially owned by the shareholder solely for the purpose of calculating the number of shares of FNC
Bancorp common stock to be converted into shares of FNC S-Corp common stock as a result of the Reorganization.

     A shareholder who wishes to remain a FNC Bancorp's shareholder after the Reorganization, but who owns less than 2,000 shares of record may aggregate shares that he or she owns directly with shares he or she indirectly, beneficially owns. As a result, a shareholder may bring the total number of shares of FNC Bancorp common stock he or she surrenders in the Reorganization to at least 2,000. A shareholder who aggregates shares would then be entitled to receive a full share of FNC S-Corp common stock. The full share will be delivered to the aggregating shareholder.

     The record date for the determination of beneficial ownership of shares of FNC Bancorp common stock which may be aggregated is November 29, 2001.
Consequently, shareholders may aggregate only shares that are owned as of that date for purposes of the Reorganization.

     Shareholders  who are  permitted  to  aggregate  may  aggregate  all or any portion of their shares for purposes of the Reorganization. All shareholders who are aggregating  shares must consent to the aggregation by signing Schedule A of the  questionnaire  and election  form  regarding  treatment  of shares.  Record holders  will  surrender  any shares of FNC Bancorp  common  stock owned but not aggregated in exchange for shares of FNC S-Corp common stock or cash pursuant to the conversion procedures described above. To avoid double counting of shares in
the  Reorganization,   any  shares  included  in  one  shareholder's   ownership
calculation may not be included in another shareholder's  ownership calculation.
We retain the right to equitably  determine  whether a shareholder may aggregate shares and to include or exclude  shares from an  aggregation  on a case-by-case basis in order to ensure that we are treating shareholders fairly.

     A shareholder who wishes to aggregate shares must review, complete and return to FNC Bancorp at or before 5:00 p.m. on December 14, 2001 the Shareholders Agreement and questionnaire and election form regarding treatment of shares accompanying this proxy statement/prospectus.

     All of the members of the shareholder's aggregating group must also collectively complete Schedule A to the questionnaire and election form.
Schedule A lists the information FNC Bancorp needs in order to determine the number and record owners of the shares to be included in the aggregating calculation and the appropriate distribution of FNC S-Corp common stock and/or cash to shareholders following the Reorganization. We have provided examples under "Examples of Options Available to Shareholders" and in the questionnaire and election form regarding treatment of shares to illustrate the types of holdings that may be aggregated and the effects of aggregation on the number of shares of FNC S-Corp common stock received as a result of the Reorganization.





                               Dissenters' Rights

     Pursuant to the provisions of the Georgia  Business  Corporation  Code, FNC
Bancorp's shareholders the right to dissent from the Plan and to receive the fair value of their shares in cash. Holders of FNC Bancorp common stock who fulfill the requirements described below will be entitled to assert dissenters' rights.

     Pursuant  to  the  provisions  of  Article  13  of  the  Georgia   Business
Corporation Code, if the Plan is consummated, you must:

     o    give to FNC  Bancorp,  prior to the vote at the special  meeting  with respect to the approval of the Plan,  written notice of your intent to
          demand   payment  for  your  shares  of  FNC  Bancorp   common   stock
          (hereinafter referred to as "shares");

     o    not vote in favor of the Plan; and

     o comply with the statutory requirements summarized below. If you perfect your dissenters' rights, you will receive the fair value of your shares as of the effective date of the Plan.

     You may assert dissenters' rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one beneficial shareholder and you notify FNC Bancorp in writing of the name and address of each person on whose behalf you are asserting dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which that holder dissents and that holder's other shares were registered in the names of different shareholders.

     Voting against the Plan will not satisfy the written demand requirement. In addition to not voting in favor of the Plan, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the Plan is effected. Any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the Plan and will not be entitled to assert dissenters' rights.

     Any written objection to the Plan satisfying the requirements discussed above should be addressed to FNC Bancorp, Inc., 420 South Madison Avenue,
Douglas,  Georgia  31533,  Attention:  Jeff  W.  Johnson,  President  and  Chief
Executive Officer.

     If the shareholders of FNC Bancorp approve the Plan at the special meeting, FNC Bancorp must deliver a written dissenters' notice (the "Dissenters' Notice") to all of its shareholders who satisfied the foregoing requirements. The
Dissenters' Notice must be sent within 10 days after the effective date of the Plan and must:

     o state where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

     o inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received;

     o    set a date by which FNC  Bancorp  must  receive the demand for payment
          (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered); and

     o    be  accompanied  by a  copy  of  Article  13 of the  Georgia  Business
          Corporation Code.

     A record  shareholder  who  receives  the  Dissenters'  Notice  must demand
payment  and  deposit  such  holder's   certificates   in  accordance  with  the
Dissenters'  Notice.  Dissenting  shareholders will retain all other rights of a shareholder  until those rights are canceled or modified by the  consummation of the Plan. A record shareholder who does not demand payment or deposit his or her share  certificates  where  required,  each by the date  set in the  Dissenters'
Notice, is not entitled to payment for his or her shares under Article 13 of the
Georgia Business Corporation Code.

     Except as described below, FNC Bancorp must, within 10 days of the later of the  effective  date  or  receipt  of a  payment  demand,  offer  to pay to each dissenting  shareholder  who  complied  with  the  payment  demand  and  deposit requirements  described  above the amount FNC Bancorp  estimates  to be the fair value of the shares,  plus accrued interest from the effective date of the Plan.
FNC Bancorp's offer of payment must be accompanied by:

     o    recent financial statements of FNC Bancorp;

     o    FNC Bancorp's estimate of the fair value of the shares;

     o    an explanation of how the interest was calculated;

     o    a statement of the  dissenter's  right to demand payment under Section
          14-2-1327 of the Georgia Business Corporation Code; and

     o    a copy of Article 13 of the Georgia Business Corporate Code.

     If the dissenting shareholder accepts FNC Bancorp's offer by written notice to FNC Bancorp within 30 days after FNC Bancorp's offer, FNC Bancorp must pay for the shares within 60 days after the later of the making of the offer or the effective date of the Plan.

     If the Plan is not  consummated  within  60 days  after  the date set forth demanding payment and depositing share certificates, FNC Bancorp must return the
deposited   certificates  and  release  the  transfer  restrictions  imposed  on uncertificated  shares.  FNC Bancorp must send a new  Dissenters'  Notice if the
Plan is  consummated  after the return of  certificates  and repeat the  payment demand procedure described above.

     Section 14-2-1327 of the Georgia Business Corporation Code provides that a dissenting shareholder may notify FNC Bancorp in writing of his or her own estimate of the fair value of such holder's shares and the interest due, and may demand payment of such holder's estimate, if:

     o he or she believes that the amount offered by FNC Bancorp is less than the fair value of his or her shares or that FNC Bancorp has calculated incorrectly the interest due; or

     o FNC Bancorp, having failed to consummate the Plan, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     A dissenting  shareholder  waives his or her right to demand  payment under
Section 14-2-1327 unless he or she notifies FNC Bancorp of his or her demand in writing within 30 days after FNC Bancorp makes or offers payment for his or her shares. If FNC Bancorp does not offer payment within 10 days of the later of the Plan's effective date or receipt of a payment demand, then the shareholder may demand the financial statements and other information required to accompany FNC
Bancorp's payment offer, and FNC Bancorp must provide such information within 10 days after receipt of the written demand. The shareholder may notify FNC Bancorp of his or her own estimate of the fair value of the shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment  under Section  14-2-1327  remains  unsettled,  FNC
Bancorp must  commence a nonjury  equity  valuation  proceeding  in the Superior
Court of Coffee County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If FNC Bancorp does not commence the proceeding within those 60 days, the Georgia Business Corporation Code requires FNC Bancorp to pay each dissenting shareholder whose demand remains unsettled the amount demanded. FNC
Bancorp is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such holder's shares plus interest to the date of judgment.

     The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against FNC Bancorp, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 14-2-1327. The court also may assess the fees and expenses of attorneys and experts for the respective parties against FNC Bancorp if the court finds FNC Bancorp did not substantially comply with the requirements of specified provisions of Article 13 of the Georgia Business Corporate Code, or against either FNC Bancorp or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the Georgia Business Corporate Code.

     If the court finds that the services of attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should be not assessed against FNC Bancorp, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefited. No action by any dissenting shareholder to enforce dissenters' rights may be brought more than three years after the effective date of the Plan, regardless of whether notice of the Plan and of the right to dissent were given by FNC Bancorp in compliance with the Dissenters' Notice and payment offer requirements.

     This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to Article 13 of the Georgia Business
Corporate Code, included as Appendix D to this proxy statement/prospectus. If you intend to dissent from approval of the Plan, you should review carefully the text of Appendix D and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters' rights or any steps associated with perfecting dissenters' rights, except as indicated above or otherwise required by law.

     We have not made any provision to grant you access to any of the corporate files of FNC Bancorp, except as may be required by the Georgia Business
Corporation Code, or to obtain counsel or appraisal services at the expense of FNC Bancorp.

     Any dissenting shareholder who perfects his or her right to be paid the value of his or her shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "FEDERAL INCOME TAX
CONSEQUENCES OF THE PLAN."






                   FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

     We have  received a legal opinion from Powell,  Goldstein,  Frazer & Murphy
LLP, Atlanta, Georgia that the merger of FNC Bancorp with and into FNC S-Corp will be considered a "tax-free" reorganization for federal income tax purposes within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code). Presented below is a discussion of the material federal income tax consequences of the Reorganization to FNC Bancorp, FNC S-Corp, and FNC Bancorp's shareholders.

     The discussion  does not address all U.S.  federal income tax  consequences that may be  relevant  to certain  FNC  Bancorp  shareholders  in light of their
particular   circumstances.   The  discussion   assumes  that  the  FNC  Bancorp
shareholders  hold their shares of FNC Bancorp  common  stock as capital  assets
(generally  for  investment).  In addition,  the following  discussion  does not
address  any  foreign,   state,   or  local  income  tax   consequences  of  the
Reorganization, or the tax consequences of any transaction effectuated prior to, concurrently  with,  or  subsequent to the merger of FNC Bancorp with FNC S-Corp that are not  consummated  under  the  terms  of the  Plan,  including,  without limitation,  transactions  in which FNC  Bancorp or FNC S-Corp  common  stock is acquired or disposed  whether  pursuant to the  exercise of an option,  warrant, otherwise.

     ACCORDINGLY,  FNC BANCORP  STOCKHOLDERS  ARE URGED TO CONSULT THEIR OWN TAX
ADVISORS AS TO THE SPECIFIC TAX  CONSEQUENCES OF THE  REORGANIZATION,  INCLUDING
APPLICABLE  FEDERAL,  FOREIGN,  STATE, AND LOCAL TAX CONSEQUNECES TO THEM OF THE
REORGANIZATION IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANES.

     Provided  the  Reorganization  qualifies  as a  reorganization  under  Code
Section 368, the following are the material federal income tax consequences of the Reorganization:

     o No gain or loss will be recognized by a FNC Bancorp shareholder who exchanges his or her FNC Bancorp common stock solely for FNC S-Corp common stock, including a FNC Bancorp shareholder owning 2,000 or fewer FNC Bancorp shares of common stock who elects both to exchange those shares and to purchase an additional fractional share of FNC
          S-Corp common stock, such that, after the  Reorganization,  the former
          FNC Bancorp shareholder owns one whole share of FNC S-Corp common stock.

     o The aggregate basis and the holding period of FNC S-Corp common stock received by a FNC Bancorp shareholder in the Reorganization will be the same as the aggregate basis and the holding period of FNC Bancorp common stock surrendered in the exchange. However, a former FNC
          Bancorp shareholder who purchases an additional fractional share of FNC S-Corp in the Reorganization will have a different basis and holding period for the fractional share of FNC S-Corp common stock purchased as part of the Reorganization then the basis and holding period for the shares of FNC S-Corp common stock received in exchange for FNC Bancorp common stock. In this case, the former FNC Bancorp shareholder's basis and holding period in the number of shares FNC
          S-Corp common stock received in exchange for shares of FNC Bancorp common stock will be the same basis and holding period as the shareholder's FNC Bancorp common stock surrendered in the exchange.
          The former FNC Bancorp shareholder's basis in the fractional share of FNC S-Corp common stock purchased in the Reorganization will equal the purchase price paid for the fractional share and the holding period of the fractional share will begin on the day after the date that the Reorganization is effective.

     o FNC Bancorp shareholders who receive solely cash for their shares of FNC Bancorp common stock, due to the fact that the shareholder is not eligible to be a shareholder of an S corporation, the failure of a shareholder to execute the Shareholders' Agreement, the election of the shareholder to accept cash in the Reorganization, the exercise by a shareholder of dissenters rights, or otherwise, generally will recognize gain or loss equal to the difference betwee the cash received and the basis in their shares of FNC Bancorp common stock that are cancelled as a result of the Reorganization. Any gain recognized by the shareholder will be long-term capital gain provided that the FNC Bancorp common stock was held as a capital asset and the shareholder has held the FNC Bancorp shares for more than one year on the date of the Reorganization, unless the FNC Bancorp shareholder actually or constructively owns other shares of FNC S-Corp common stock after the Reorganization is effective. If a former FNC Bancorp shareholder owns (either actually or constructively) other shares of FNC S-Corp common stock after the Reorganization, the cash received for the shareholder's FNC Bancorp common stock will be considered as received in exchange for the sale of such stock and eligible for long-term capital gain treatment only if the requirements for sale or exchange treatment in Code Section 302(b)(1), (2), or (3) are met.
          Accordingly, a former FNC Bancorp shareholder that believes that he or she may constructively own shares of FNC S-Corp common stock after the Reorganization is effected is urged to consult his or her tax adviser as to the tax consequences to them of the Reorganization.

     o No gain or loss will be recognized by either FNC Bancorp or FNC S-Corp as a result of the Reorganization.

     No ruling has been or will be obtained from the Internal Revenue Service in connection with the Reorganization. FNC Bancorp shareholders should be aware that the tax opinions do not bind the Internal Revenue Service and that the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The validity of the tax opinions are also subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations made by FNC Bancorp and FNC S-Corp, including, without limitation, representations in certificates to be delivered to counsel by the respective management of FNC Bancorp and FNC S-Corp.

     A successful Internal Revenue Service challenge to the tax-free status of the Reorganization would result in FNC Bancorp shareholders recognizing taxable capital gain or loss with respect to each share of FNC Bancorp common stock surrendered in the Reorganization in an amount equal to the difference between the FNC Bancorp shareholder's basis in such stock and the fair market value, as of the effective time of the Reorganization, of the FNC S-Corp common stock and any other consideration received in exchange therefor. In such event, a FNC
Bancorp shareholder's aggregate basis in the FNC S-Corp common stock so received would equal its fair market value as of the effective time of the Reorganization and the holding period for such stock would begin the day after the closing of the Reorganization. In addition, FNC Bancorp would recognize gain or loss equal to the difference between the fair market value and the basis of its assets as a result of the Reorganization.

     Certain non-corporate shareholders of FNC Bancorp may be subject to backup withholding at a rate of 30.5% on cash payments received in the Reorganization.
Backup withholding will not apply, however, to a shareholder who furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, who provides a certificate of foreign status on an appropriate
Form W-8, or who is otherwise exempt from backup withholding. A shareholder that fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

THE PRECEDING  DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES
INCOME  TAX  CONSEQUENCES  OF THE  REORGANIZATION  AND DOES NOT  PURPORT TO BE A
COMPLETE  ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT  THERETO.
THUS, FNC BANCORP SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO
THE SPECIFIC  TAX  CONSEQUENCES  TO THEM OF THE  REORGANIZATION,  INCLUDING  TAX
RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL,
STATE,  LOCAL,  AND OTHER  APPLICABLE  TAX LAWS AND THE  EFFECT OF ANY  PROPOSED
CHANGES IN THE TAX LAWS.





                          PRO FORMA EFFECT OF THE PLAN


     The following financial  statements  illustrate the pro forma effect of the transactions  contemplated by the Plan on FNC Bancorp's financial  statements as of June 30, 2001. Management has prepared this information based on its estimate that FNC S-Corp will receive $1,050,000 from shareholders  purchasing additional
fractional   shares  of  FNC  S-Corp  common  stock  in   connection   with  the
Reorganization  and that FNC S-Corp will pay $2,100,000 to  shareholders in lieu of  fractional  shares in the  Reorganization.  This proxy  statement/prospectus includes  more shares of FNC S-Corp  common stock than are  reflected in the pro forma financial statements and in the capitalization table included elsewhere in this proxy  statement/prospectus  to ensure that sufficient shares are available if an  unexpectedly  large number of  shareholders  wish to  participate  in the offering.



                                FNC BANCORP INC.
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

     The following unaudited pro forma consolidated balance sheet as of September 30, 2001 and the unaudited pro forma consolidated income statements for the year ended December 31, 2000, and the nine months ended September 30, 2001, give effect to the following:

     o    We have assumed that the  reorganization  occurred as of September 30,
          2001, for purposes of the  consolidated  balance sheet as of September
          30,  2001,   and  as  of  January  1,  2000,   and  January  1,  2001,
          respectively,  with respect to the consolidated  income statements for the year ended December 31, 2000, and the nine months ended  September
          30, 2001.

     o    We have  assumed  that a net of 100,000  shares of FNC Bancorp  common stock will be  converted to cash in the  reorganization  at a price of
          $21 per share for a total of $2,100,000 and that the remaining 448,336
          outstanding   shares  will  be  converted   into   approximately   224
          outstanding  shares of FNC S-Corp common  stock.  We have also assumed that  approximately  25  shares of FNC  S-Corp  common  stock  will be purchased in the  reorganization at a price of $42,000 per share for a total of approximately $1,050,000.  Additionally, we have assumed that we have incurred or will incur $50,000 in costs and expenses  relating to the reorganization.  A portion of such amount was already reflected in our historical financial statements. As a result, the amount of the adjustments  made in deriving the pro forma  financial  statements  is less than such amount.

     o    We  have   assumed   that  the  cash   required  to   consummate   the
          reorganization  (other  than for  payment of  expenses,  which we have assumed to be funded  entirely  out of working  capital of FNC Bancorp
          Inc.)  will be funded  through  excess  capital  and  exercise  of the warrants  by the  Directors  in the amount of  $1,375,000  less a loan payable  to the  Directors  in the  amount of  $500,000  plus  accrued interest  of  approximately  $162,000;  and the balance  from  working capital of FNC Bancorp;  however,  there is a credit  arrangement with
          The Bankers Bank , if deemed  necessary,  as described under "--Source of  Funds  and  expenses-"  on page 19.  Interest  under  such  credit arrangement  has been set at the Wall Street  Journal Prime Rate minus
          0.5%.

     o We have assumed that 250 shares of FNC S-Corp will be outstanding after the reorganization for purposes of all calculations with respect to the outstanding shares.

     The unaudited pro forma information is not necessarily indicative of the results that would have occurred had the reorganization actually taken place at the respective time periods specified nor does such information purport to project the results of operations for any future date or period. Significant assumptions and adjustments are disclosed in the accompanying notes.

     The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of FNC included in our 2000 Annual Report to Shareholders and Quarterly Report on Form
10-Q for the quarter-ended September 30, 2001, mailed to you with this proxy statement/prospectus.






                                   FNC Bancorp
                      Pro Forma Consolidated Balance Sheet
                               September 30, 2001


                                                         Historical(1)         Adjustments          Pro Forma
                                                      ------------------------------------------------------------
Cash and cash equivalents ............................         4,217,000      1,375,000     (a)
                                                                             (2,100,000)    (b)
                                                                              1,050,000     (c)
                                                                               (662,000)    (e)
                                                                                (30,000)    (f)       3,850,000
Federal Funds sold ...................................         1,873,000                              1,873,000
Securities available for sale ........................         1,015,000                              1,015,000
Securities held to maturity ..........................         3,787,000                              3,787,000
Loans and Lease receivable, net ......................        80,616,000                             80,616,000
Premises and equipment, net ..........................         2,134,000                              2,134,000
Other assets .........................................         3,497,000                              3,497,000

                                                      ------------------------------------------------------------
      Total assets ...................................        97,139,000        (367,000)            96,772,000
                                                      ============================================================


Deposits:
  Noninterest-bearing ................................         8,639,000                              8,639,000
  Interest-bearing ...................................        73,825,000                             73,825,000

                                                      ------------------------------------------------------------
  Total deposits                                              82,464,000              -              82,464,000


Federal funds purchased                                                -              -                       -
Other borrowings ....................................          6,540,000       (500,000)    (e)       6,040,000
Other libilities ....................................          1,335,000       (162,000)    (e)       1,173,000

                                                      ------------------------------------------------------------
  Total liabilities .................................         90,339,000       (662,000)             89,677,000

Common stock, 416,636 and 252 shares ................            417,000        137,500    (a)
   outstanding, respectively                                                   (100,000)   (b)
                                                                                     25    (c)
                                                                               (454,273)   (d)              252
Surplus .............................................          3,709,000       1,237,500   (a)
                                                                              (2,000,000)  (b)
                                                                               1,049,975   (c)
                                                                                 454,273   (d)        4,450,748
Retained earnings ...................................          2,768,000         (30,000)  (f)        2,738,000

Unrealized gain (loss) ..............................             10,000                                 10,000
Treasury stock, 5,800 and 2.9 shares ................           (104,000)                              (104,000)
   outstanding, respectively

                                                      ------------------------------------------------------------
  Total shareholders' equity ........................          6,800,000         295,000              7,095,000

                                                      ------------------------------------------------------------
    Total liabilities and shareholder's equity ......         97,139,000        (367,000)            96,772,000
                                                      ============================================================

Book value per share (2) ............................             $16.55                                $28,483
                                                      ==================                        ==================




(a)  Reflects  director's exercise of warrants to purchase 137,500 shares of FNC
     Bancorp common stock at $10.00 per share.
(b) Reflects cash conversion of 100,000 shares of FNC Bancorp common stock at $21.00 per share.
(c) Reflects purchase of 25 additional shares of FNC S-Corp common stock at $42,000 per share.
(d) Reflects the conversion of 454,136 shares of FNC Bancorp common stock to 227 shares of FNC S-Corp common stock.
(e) Reflects repayment of loans to directors in the amount of $500,000 plus accrued interest of $162,000.
(f) Reflects payment of Reorganization expenses to the extent not reflected in FNC Bancorp's historical financial statemnts.
(1)  The historical balance sheet is rounded to thousands.
(2) Historical and pro forma book value per share of FNC Bancorp Inc. is computed by dividing shareholders equity, by the number of common shares outstanding less the treasury stock , at the end of the applicable period.

                                FNC BANCORP INC.
                     PRO FORMA CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 2000



                                               HISTORICAL     ADJUSTMENTS     PRO FORMA
                                               ----------     -----------     ---------
                                                       (DOLLARS IN THOUSANDS)

Interest income:
   Loans .....................................  $  6,155       $              $  6,155
   Investment securities .....................       483                           483
   Federal funds sold ........................       134                           134
   Other .....................................        12                            12
                                                --------       --------       --------
       Total interest income .................     6,785                         6,785
Interest expense:
   Deposits ..................................     2,995                         2,995
   Other borrowings ..........................       125                           125
                                                --------       --------       --------
       Total interest expense ................     3,120                         3,120
                                                --------       --------       --------
       Net interest income ...................     3,665                         3,665
Provision for loan and lease losses ..........         0                             0
                                                --------       --------       --------
       Net interest income after provision
         for loan and lease losses ...........     3,665                         3,665
Non-interest income:
   Service charges and fees on deposits ......       609                           609
   Other commissions and fees ................        36                            36
   Origination fees on mortgage loans ........        20                            20
   Other .....................................        87                            87
                                                --------       --------       --------
       Total non-interest income .............       752                           752
Non-interest expense:
   Salaries and employee benefits ............     1,457                         1,457
   Equipment and occupancy ...................       343                           343
   Data processing ...........................       113                           113
   Printing and office supplies ..............        71                            71
   Legal and professional fees ...............        98             50 (a)        148
   Advertising and business development ......        56                            56
   Training and travel .......................       132                           132
   Other .....................................       393                           393
                                                --------       --------       --------
       Total non-interest expense ............     2,662             50          2,712
                                                --------       --------       --------
       Income before taxes ...................     1,755            (50)         1,705
   Income tax expense ........................       595            (20)           575
                                                --------       --------       --------
       Net income ............................  $  1,160       $    (30)      $  1,130
                                                ========       ========       ========


Notes:

(a)  To reflect  payment of transaction  costs  incurred in connection  with the
     merger  to  the  extent  not  reflected  in  FNC's   historical   financial
     statements.




                                FNC BANCORP INC.
                     PRO FORMA CONSOLIDATED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 2001



                                               HISTORICAL     ADJUSTMENTS     PRO FORMA
                                               ----------     -----------     ---------
                                                       (DOLLARS IN THOUSANDS)

Interest income:
   Loans .....................................  $  5,551       $              $  5,551
   Investment securities .....................       267                           267
   Federal funds sold ........................        52                            52
   Other .....................................         9                             9
                                                --------       --------       --------
       Total interest income .................     5,879                         5,879
Interest expense:
   Deposits ..................................     2,784                         2,784
   Other borrowings ..........................       220                           220
                                                --------       --------       --------
       Total interest expense ................     3,004                         3,004
                                                --------       --------       --------
       Net interest income ...................     2,875                         2,875
Provision for loan and lease losses ..........        30                            30
                                                --------       --------       --------
       Net interest income after provision
         for loan and lease losses ...........     2,845                         2,845
Non-interest income:
   Service charges and fees on deposits ......       548                           548
   Other commissions and fees ................        39                            39
   Origination fees on mortgage loans ........        39                            39
   Other .....................................        83                            83
                                                --------       --------       --------
       Total non-interest income .............       709                           709
Non-interest expense:
   Salaries and employee benefits ............     1,228                         1,228
   Equipment and occupancy ...................       277                           277
   Data processing ...........................        67                            67
   Printing and office supplies ..............        49                            49
   Legal and professional fees ...............        95             50 (a)        145
   Advertising and business development ......        63                            63
   Training and travel .......................        32                            32
   Other .....................................       335                           335
                                                --------       --------       --------
       Total non-interest expense ............     2,146             50          2,196
                                                --------       --------       --------
       Income before taxes ...................     1,408             50          1,358
   Income tax expense ........................       488            (20)           468
                                                --------       --------       --------
       Net income ............................  $    920       $    (30)      $    890
                                                ========       ========       ========



Notes:

(a)  To reflect  payment of transaction  costs  incurred in connection  with the
     merger  to  the  extent  not  reflected  in  FNC's   historical   financial
     statements.






                  EXAMPLES OF OPTIONS AVAILABLE TO SHAREHOLDERS


     The following examples illustrate the options available to shareholders pursuant to the terms of the Plan. In order to receive shares of FNC S-Corp in the Reorganization, you must be eligible to be an S Corporation shareholder and you must sign and return to FNC Bancorp the Shareholders Agreement and questionnaire and election form regarding the treatment of shares. Each of these examples presumes that shareholders receiving shares of FNC S-Corp meet these conditions. The questionnaire and election form regarding treatment of shares accompanying this proxy statement/prospectus also contains a description of the various options.

I. The shareholder is the record owner of 1,500 shares of FNC Bancorp common stock and does not beneficially own any other shares.

          (a)  Cash  Conversion:  The  shareholder may receive $31,500 ($21.00 x
               1,500 shares of FNC Bancorp common stock); or


          (b) Limited Offering of Fractional Shares: Subject to board approval, the shareholder may elect to purchase 0.25 share of FNC S-Corp common stock for $10,500 ($42,000 x 0.25 share of FNC S-Corp common stock). The 0.25 share of FNC S-Corp common stock will be combined with the 0.75 share of FNC S-Corp common stock resulting from the conversion of the 1,500 shares of FNC Bancorp common stock so that the shareholder will receive one whole share of FNC
               S-Corp common stock following the Reorganization.

II. The shareholder is the record owner of 1,500 shares of FNC Bancorp common stock and is the beneficial owner of 2,500 shares of FNC Bancorp common stock held of record by her husband.

          (a)  Cash  Conversion:  the  shareholder may receive $31,500 ($21.00 x
               1,500 shares of FNC Bancorp common stock); or
                                                                                                                    --
          (b)  Limited Offering of Fractional Shares: Subject to board approval, the  shareholder  may elect to purchase  0.25 share of FNC S-Corp common  stock for  $10,500  ($42,000  x 0.25  share of FNC S-Corp common stock).  The 0.25 share of FNC S-Corp common stock will be combined with the 0.75 share of FNC S-Corp common stock resulting from the  conversion  of the 1,500  shares of FNC Bancorp  common stock so that the  shareholder  will receive a whole share of FNC
               S-Corp common stock following the Reorganization.

          (c) Aggregate Shares: Subject to board approval, the shareholder and her husband may elect to aggregate their shares so that their combined 4,000 shares will be converted into two shares of FNC
               S-Corp common stock in the Reorganization. The shareholder may receive a certificate for the two shares or, subject to board approval, a certificate for one share may be issued to each the shareholder and her husband.

     Note About Aggregating Shares: The Board of Directors may permit all or any portion of shares beneficially owned by a shareholder to be aggregated for purposes of the Reorganization. All holders who are aggregating must consent to the aggregation on Schedule A to the claiming shareholder's questionnaire and election form regarding treatment of shares. Any shares of FNC Bancorp common stock owned but not aggregated will be surrendered by the record holders of those shares in exchange for shares of FNC S-Corp common stock or cash, subject to any election they make on their questionnaire and election form regarding treatment of shares. Each shareholder whose shares are aggregated with those of another shareholder will surrender their shares of FNC Bancorp common stock in exchange for a share(s) of FNC S-Corp common stock issued as a result of the shareholders aggregating their shares. To avoid "double counting" of shares in the Reorganization, any shares included in one shareholder's aggregation calculation may not be included in another's.

III. The shareholder is the record owner of 5,000 shares of FNC Bancorp common stock and does not beneficially own any other shares.

          (a) Common Stock Conversion: The shareholder may receive 2.5 shares of FNC S-Corp common stock;

          (b) Limited Offering of Fractional Shares: Subject to board Approval, the shareholder may elect to purchase an additional 0.5 share of FNC S-Corp common stock for $21,000 ($42,000 x 0.5 share of FNC
               S-Corp common stock) so that the shareholder will own three whole shares after the Reorganization; or

          (c) Cash Conversion: By failing to sign and deliver to FNC Bancorp the Shareholders Agreement, the shareholder may receive $105,000
               ($21.00 x 5,000 shares of FNC Bancorp common stock).






                      INFORMATION RELEVANT TO AN INVESTMENT
                           IN FNC S-CORP COMMON STOCK


Risk Factors

     Lack of Established Trading Market. Prior to the Reorganization there has been no established public trading market for the Company's common stock, and we do not anticipate that an established market will develop as a result of the Reorganization. As a result, shareholders who desire to dispose of all or a portion of their shares of FNC S-Corp common stock may not be able to do so except by private direct negotiations with third parties, assuming that third parties are willing to purchase their shares. In the unlikely event that an established market were to develop for FNC S-Corp's common stock, we cannot assure you that any of the FNC S-Corp common stock offered through the Reorganization could be resold for the offering price or any other amount.

     Decreased Liquidity Following Adoption of the Plan. The Reorganization will decrease the market liquidity of FNC S-Corp's common stock by increasing its price per share and decreasing the number of shares available to be traded.

     Restrictions on Transfer. The shares of FNC S-Corp common stock have not been registered under the Securities Act of 1933, or the Georgia Securities Act of 1973, or under any other applicable Blue Sky law, and cannot be sold or otherwise transferred unless the sale or transfer is registered under these acts or an exemption from registration is available. See "INFORMATION RELEVANT TO AN
INVESTMENT IN FNC S-CORP COMMON STOCK--Restrictions on Transfer."

     Control by Affiliates. All directors and executive officers of FNC Bancorp, as a group, beneficially owned approximately 59.9% of FNC Bancorp's common stock as of the record date. After giving effect to the transactions contemplated by the Plan, and assuming that no director or executive officer exchanges any of his shares for cash, beneficial ownership of the directors and executives would constitute approximately 73.2% of the outstanding shares.

     There  are no  agreements  or  understandings  between  or among any of FNC
Bancorp's directors or executive officers regarding the voting of their shares of FNC Bancorp's common stock. All of the directors of FNC Bancorp intend to vote their shares in favor of the Plan of Reorganization. If, however, our directors and executive officers were to vote their shares as a group, they would have the ability to significantly influence the outcome of all matters submitted to FNC Bancorp's shareholders for approval, including the election of directors.

     Sensitivity to Local Economic Conditions. FNC Bancorp's success depends to some extent upon the general economic conditions in the geographic markets served by its subsidiary bank, First National Bank of Coffee County. Although management expects that economic conditions will continue to be favorable in the bank's market areas, we cannot assure that these economic conditions will continue. Adverse changes in economic conditions in the geographic markets served by the banks would likely impair the bank's ability to collect loans and could otherwise have a negative effect on FNC Bancorp's financial condition.

     Competition. Competition in the banking and financial services industry is intense. In our primary market area, we compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than First National Bank of Coffee County, and they offer certain services that we do not or cannot provide. FNC Bancorp's profitability depends upon the Bank's continued ability to compete in its market areas.

     Supervision and Regulation. Bank holding companies and banks operate in a highly regulated environment and are subject to regulation and supervision by several federal and state regulatory agencies. FNC Bancorp is subject to the Bank Holding Company Act and to regulation and supervision by the Federal
Reserve Board. First National Bank of Coffee County is also subject to regulation and supervision by the Office of the Comptroller of the Currency.
Federal and state laws and regulations govern matters ranging from the regulation of various debt obligations, changes in control of bank holding companies, and the maintenance of adequate capital for the general business operations and financial condition, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve Board also possesses cease and desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner by which we may conduct our business and obtain financing.
Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve
Board. These monetary policies have had and are expected to continue to have significant effects on the operating results of commercial banks.

Use of Proceeds

     We expect to issue approximately 224 shares of FNC S-Corp common stock in exchange for shares of FNC Bancorp common stock. If all of the remaining 51 shares of FNC S-Corp common stock covered by this proxy statement/prospectus were sold in the Reorganization, the gross proceeds to the Company would be approximately $2,142,000, without regard to the payment of cash in the Reorganization. We estimate, however, that approximately 25 shares of FNC S-Corp common stock will be sold in connection with the Reorganization. As a result, we expect to receive approximately $1,050,000 from the sale of fractional shares of FNC S-Corp common stock in the Reorganization and have prepared our proforma financial information based on these estimates. We intend to use the proceeds of the sale of fractional shares to fund the payment of cash to shareholders in the Reorganization. Although we do not currently anticipate significant changes in our use of net proceeds, we reserve the right to use such proceeds for any other purposes that may be permitted by applicable law.

Restrictions on Transfer

     The shares of FNC S-Corp  common stock have not been  registered  under the
Securities  Act,  the  Georgia  Securities  Act of  1973,  or  under  any  other applicable Blue Sky law, and cannot be sold or otherwise  transferred unless the
sale  or  transfer  is  registered   under  these  acts  or  an  exemption  from
registration is available.

     FNC  Bancorp  will  place  the   following   legend  on  each   certificate
representing a share of FNC S-Corp common stock issued to the  Reorganization to ensure that a prospective transferee is aware of the restriction:

          "The shares evidenced by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended (the "Act"), or applicable state securities law (the
          "State Acts"), and may not be offered, sold, or otherwise transferred, pledged, or hypothecated unless and until registered under the Act, the State Acts, and any other applicable securities laws unless, in the opinion of counsel satisfactory to the Company, in form and substance satisfactory to the Company, such offer, sale, transfer, pledge, or hypothecation is exempt from registration or is otherwise in compliance with the Act, the State Acts, and any other applicable securities laws."

     Additionally, the FNC S-Corp common stock will be subject to the terms of the Shareholders Agreement. FNC Bancorp also will place the following legend on each certificate of FNC S-Corp common stock issued through the Plan of
Reorganization:

          "The  securities  evidenced  by this  certificate  are  subject to and
          transferable  only  in  accordance  with  that  certain   Shareholders
          Agreement   between  FNC  Bancorp,   Inc.  (the   "Company")  and  its
          shareholders,  effective  _______________,  200_,  copy of which is on file at the principal office of the Company.  No transfer or pledge of the securities  evidenced hereby may be made except in accordance with and subject to the provisions of said Agreement. By acceptance of this certificate,  any holder,  transferee  or pledgee  hereof agrees to be bound by all of the provisions of said Agreement."

     See "DESCRIPTION OF THE PLAN--The Reorganization--Shareholders Agreement" for a description of the Shareholders Agreement.

Plan of Distribution

     FNC  Bancorp is making the  offers  and sales of  fractional  shares of FNC
S-Corp common stock in this offering on a best-efforts basis through its officers and employees. Officers and employees will not receive commissions or other remuneration in connection with such activities, but FNC Bancorp will reimburse them for their reasonable expenses incurred in the Offering.





                    DESCRIPTION OF FNC BANCORP AND FNC S-CORP


Business of FNC Bancorp

     FNC Bancorp was incorporated as a Georgia business corporation on September
19, 1990, to serve as a bank holding  company for First  National Bank of Coffee
County (the "Bank"). The Bank began operations on September 23, 1991, and is the sole subsidiary of the Company.

     FNC  Bancorp's  offices are located at 420 South Madison  Avenue,  Douglas,
Georgia and its telephone number is (229) 384-1100. The Company maintains its offices at the office of First National Bank of Coffee County at this address.

     FNC Bancorp's principal business is the ownership and management of the Bank. The Company was organized to facilitate the Bank's ability to serve its current and future customers' requirements for financial services. The holding company structure provides flexibility for expansion of the Company's banking business through the possible acquisition of other financial institutions and the provision of additional capital to the Bank. For example, we may assist the Bank in maintaining its required capital ratios by borrowing money and contributing the proceeds of that debt to the Bank as primary capital.

Business of First National Bank of Coffee County

     On August 15, 1990, the organizers of FNC Bancorp filed an application with the Office of the Comptroller of the Currency to charter First National Bank of Coffee County (the "Bank") as a national banking association to conduct business in Douglas, Coffee County, Georgia and the surrounding area. The Bank was authorized to commence its banking business pursuant to the Office of the Comptroller of the Currency's approval of a national bank charter for the Bank.
Operations commenced on September 23, 1991.

     The Bank's business consists primarily of attracting deposits from the general public and, with these and other funds, making real estate loans, consumer loans, business loans, residential and commercial construction loans and other investments. In addition to deposits, sources of funds for

FNC S-Corp

     FNC  S-Corp  is a  new  Georgia  corporation  that  was  formed  solely  to
facilitate   the   Reorganization.   Prior   to  the   effective   date  of  the
Reorganization,   FNC  S-Corp   will  make  an   election  to  be  taxed  as  an
S-Corporation.  FNC  S-Corp  will be the  surviving  corporation  and  upon  the effective date of the Reorganization,  it will simultaneously change its name to
"FNC  Bancorp,  Inc."  After the  Reorganization  FNC  S-Corp  will serve as the holding  company  for  and  the  sole  shareholder  of the  Bank.  Prior  to the
Reorganization FNC S-Corp will have no business operations.

Directors and Executive Officers

     The directors and executive officers of FNC S-Corp after the Reorganization will be the same as the directors and executive officers of FNC Bancorp immediately prior to the Reorganization. The Board of Directors consists of seven members and is divided into three classes. The shareholders of FNC Bancorp will elect one class of directors annually to serve a three-year term. Each director will continue to serve his or her existing term.

     The following table sets forth the name, age, occupation, the year he first became a director and the year in which his current term will expire for each of the directors as of September 30, 2001.

                                                                                                         Director's
                                                                                        Director         Term
Name (age)                        Position with Bancorp          Occupation               Since           Expires
----------                        ---------------------          ----------             ---------        --------

William C. Ellis, Jr. (56)        Director                       Lumber                      1990            2004
                                                                 Re-Manufacturing

Ralph G. Evans (44)               Director and Secretary         Agri-Business               1990            2004

Robert L. Cation (56)             Chairman of the Board          Real Estate Developer       1990            2003
                                  of Directors

Milton G. Clements (52)           Director                       Certified Public            1990            2003
                                                                 Accountant

Jeffrey W. Johnson (51)           Director, President            Banker                      1997            2003
                                  and Chief Executive
                                  Officer

Norman E. Fletcher (63)           Director                       Wholesale Fuel              1990            2002
                                                                 Distributor

A. Curtis Farrar, Jr. (56)        Director                       Attorney                    1990            2002


     During the past five years, none of the above named persons has been convicted in a criminal proceeding or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Market for Common Stock

     Currently, there is no active trading market for FNC Bancorp's common stock, and we do not expect that an active market for FNC S-Corp common stock will develop after the Reorganization. Additionally, we will not take any steps to cause the shares of FNC S-Corp common stock to become eligible for trading on an automated quotation system operated by a national securities association. FNC
S-Corp will not be required to file reports under Section 15(d) of the Securities Exchange Act of 1934.

Description of Common Stock

     Pursuant to the Plan, the articles of  incorporation  of FNC S-Corp will be the articles of incorporation  of the surviving  corporation.  As a result,  the surviving corporation's  authorized capital will consist of 10,000,000 shares of common stock, $1,00 par value, and 10,000,000 shares of non-voting common stock,
$1.00  par  value.  Prior  to the  Reorganization,  FNC  Bancorp's  articles  of incorporation  provided for 10,000,000  authorized shares of common stock, $1.00 par value, and 10,000,000 authorized shares of preferred stock, $1.00 par value.
Since an  S-Corporation  may  only  have one  class  of stock  outstanding,  the surviving  corporation's  articles of incorporation  do not authorize  preferred stock,  which is considered a different  class of stock than common  stock.  The
surviving   corporation's   articles  of  incorporation  do,  however,   include
authorized  shares  of  non-voting  common  stock,  which are not  considered  a different class of stock for purposes of Subchapter S of the Code.

     As of the record  date,  554,136  shares of FNC Bancorp  common  stock were issued and 548,336 were  outstanding.  We estimate  that the number of shares of
FNC  S-Corp  common  stock   outstanding  after  the   Reorganization   will  be
approximately  250.  The exact change in the number of  outstanding  shares will depend on the number of fractional  shares that  shareholders  exchange for cash and the number of additional  fractional shares purchased.  For example, if each shareholder  held an even multiple of 2,000 shares of FNC Bancorp  common stock, the  number  of  shares  of  FNC  S-Corp  common  stock  outstanding  after  the
Reorganization  could be  calculated  by  dividing  the  number of shares of FNC
Bancorp common stock outstanding by 2,000. Because few, if any, shareholders own an even multiple of 2,000  shares,  the number of shares  outstanding  after the
Reorganization will decrease further due to the elimination of fractional shares
(offset in part by  purchases  of  fractional  shares  pursuant  to the  Limited
Offering of Fractional Shares).

     The rights of FNC  S-Corp  shareholders  will be  governed  by the  Georgia
Business  Corporation Code and FNC S-Corp articles of incorporation  and bylaws.
Except  for  holders  of  non-voting  common  stock,  the  rights of FNC  S-Corp shareholders will be substantially  similar to those of FNC Bancorp shareholders prior to the  Reorganization.  Under FNC  Bancorp'  articles  of  incorporation, however, various business combinations and corporate  reorganizations  involving interested shareholder(s) required the approval of two-thirds of the outstanding
shares   entitled  to  vote,   excluding  the  shares  held  by  the  interested
shareholder(s). Neither FNC S-Corp's articles of incorporation or bylaws provide specific approval requirement for business combinations or reorganizations. As a result,  these transactions will be governed by the Georgia Business Corporation
Code,  which  generally  requires  approval  by the holders of a majority of the outstanding shares.

     Generally, we may issue additional shares of FNC S-Corp common stock without regulatory or shareholder approval, and common stock may be issued for cash or other property. FNC S-Corp common stock will not be subject to liability for further calls or assessments by the Company or the Bank and will not be subject to any redemption, sinking fund or conversion provisions.

     The holders of shares of FNC S-Corp common stock will be entitled to dividends and other distributions as and when declared by the Board of Directors out of legally available assets. FNC S-Corp may pay dividends in cash, property or shares of common stock, unless FNC S-Corp is insolvent or the dividend payment would render it insolvent.

     Holders of FNC S-Corp common stock will be entitled to one vote per share on all matters requiring a vote of shareholders, including the election of directors. Holders of non-voting common stock will not be entitled to vote on any matter except as provided in the Georgia Business Corporation Code.

     FNC S-Corp's articles of incorporation contain indemnification provisions that require it to indemnify under specified circumstances persons who are parties to any civil, criminal, administrative or investigative action, suit or proceeding, by reason of the fact that the person was or is a director, officer, employee or agent of FNC S-Corp. Except as noted below, these persons would be indemnified against expenses (including, but not limited to, attorneys' fees and court costs) and judgments, fines, and amounts paid in settlement, actually and reasonably incurred by them. These persons may also be entitled to have FNC
S-Corp advance funds for expenses prior to the final disposition of the proceeding, upon their undertaking to repay FNC S-Corp if it is ultimately determined that they are not entitled to indemnification. In general, FNC S-Corp will indemnify a director, officer, employee or agent if the Board of Directors determines the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of FNC S-Corp and, in the case of a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful.

     FNC S-Corp's articles of incorporation, subject to certain exceptions, also eliminate the potential personal liability of a director for monetary damages to the shareholders of the Company for breach of a duty as a director.  There is no elimination of liability for (1) a breach of duty involving  appropriation  of a business opportunity of the Company; (2) an act or omission not in good faith or
involving  intentional   misconduct  or  a  knowing  violation  of  law;  (3)  a
transaction  from which the  director  derives  an  improper  material  tangible personal benefit;  or (4) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia  Business  Corporation  Code. These provisions of the articles of  incorporation do not eliminate or limit the right of a  shareholder  to seek  injunctive or other  equitable  relief not involving monetary damages.

Dividend Policy

     The holders of shares of FNC S-Corp common stock will be entitled to dividends and other distributions as and when declared by the Board of Directors out of assets legally available therefor. Dividends may be paid in cash, property or shares of common stock unless FNC S-Corp is insolvent or the dividend payment would render it insolvent. During the past two years, FNC
Bancorp has paid one dividend of $0.23 per share. The distribution date for the dividend was August 15, 2000. In connection with the Subchapter S Election, we intend to pay dividends to shareholders sufficient to enable shareholders to pay their tax obligations on the shares of FNC S-Corp common stock, subject to regulatory restrictions.

     Our ability to pay cash dividends is influenced, and in the future could be further influenced, by bank regulatory policies or agreements and by capital guidelines. Accordingly, the actual amount and timing of future dividends, if any, will depend upon, among other things, future earnings, the financial condition of First National Bank of Coffee County and FNC Bancorp, the amount of cash on hand at the holding company level, outstanding debt obligations and limitations on the payment of dividends on any debt obligations, and the requirements imposed by regulatory authorities.

Legal Proceedings

     There are no material pending proceedings to which FNC Bancorp is a party or to which any of its properties are subject; nor are there material proceedings known to FNC Bancorp to be contemplated by any governmental authority; nor are there material proceedings known to FNC Bancorp, pending or contemplated, in which any director, officer or affiliate or any principal shareholder of FNC Bancorp, or any associate of the foregoing, is a party or has an interest adverse to FNC Bancorp.

Additional Information

     Additional   information   about   FNC   Bancorp,   including   statistical
information,   supervisory  and  regulatory   requirements  and  2000  executive
compensation, is contained in FNC Bancorp's Annual Report on Form 10-KSB for the
year ended December 31, 2000. Copies of this document and other periodic reports that FNC  Bancorp  has filed with the SEC,  are  available  free of charge  upon written request. Requests should be mailed to:

Mr. Leonard W. Thomas, Senior Vice President
First National Bank of Coffee County
P.O. Box 1679
Douglas, Georgia 31534

Financial Statements

     The following pages contain FNC Bancorp's consolidated balance sheets as of December 31, 1999 and 2000, the consolidated statements of income for the years ended December 31, 1999 and 2000 and the consolidated statements of changes in shareholders' equity and cash flows for the years ended December 31, 1999 and 2000. Unaudited historical financial data for the nine months ended September
30, 2001 is included in the section entitled "Pro Forma Effect of the Plan."
















Financial Statements to Appear Here






                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Plan of Reorganziation") is made and entered into as of the 1st day of October 2001, by and between FNC
Bancorp, Inc. ("FNC"), a bank holding company organized under the laws of the State of Georgia, and FNC S-Corp, Inc. ("S-Corp"), a Georgia corporation.

                                   WITNESSETH

     WHEREAS, FNC and S-Corp have determined that in order to reorganize FNC as a Subchapter S Corporation, FNC should cause S-Corp to be organized as a Georgia corporation for the sole purpose of effecting this Plan of Reorganization by merging FNC with and into S-Corp, with S-Corp being the surviving corporation;

     WHEREAS, prior to the reorganization, S-Corp will elect to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code (the
"Code");

     WHEREAS, the authorized capital stock of FNC consists of 10,000,000 shares of common stock ("FNC Common Stock"), $1 par value, of which 416,636 shares are issued and 410,836 are outstanding, and 10,000,000 shares of preferred stock, of which no shares are issued or outstanding;

     WHEREAS, the authorized capital stock of S-Corp consists of 10,000,000 shares of common stock ("S-Corp Stock"), $1.00 par value, of which one (1) share is issued and outstanding, and 10,000,000 shares of non-voting common stock, $1.00 par value, of which no shares are issued or outstanding;

     WHEREAS, the respective Boards of Directors of FNC and S-Corp deem it advisable and in the best interests of FNC and S-Corp and their respective shareholders that FNC be merged with and into S-Corp;

     WHEREAS, the respective Boards of Directors of FNC and S-Corp, by resolutions duly adopted, have approved and adopted this Plan of Reorganization and directed that it be submitted to the respective shareholders of FNC and S-Corp for their approval; and

     NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements herein contained, and for the purpose of stating the method, terms and conditions of the merger provided for herein, the mode of carrying the same into effect, the manner and basis of converting and exchanging the shares of FNC
Common Stock as hereinafter provided, and such other provisions relating to the reorganization and merger as the parties deem necessary or desirable, the parties hereto agree as follows:






                                    SECTION 1

                                 REORGANIZATION

     Pursuant to the applicable provisions of Georgia law, FNC shall be merged with and into S-Corp. S-Corp shall be the survivor of the merger (the "Surviving
Corporation") and shall  simultaneously  change its name to "FNC Bancorp,  Inc."
Prior to the merger, S-Corp will elect to be taxed as a Subchapter S Corporation in accordance with Section 1362(a)(1) of the Code, which election will survive the merger and reorganization.


                                    SECTION 2

                      EFFECTIVE DATE OF THE REORGANIZATION

     The merger of FNC with and into S-Corp  shall be  effective  as of the date
(the "Effective Date of the Reorganization") specified in the certificate of merger to be issued by the Georgia Secretary of State.

     Since the merger of FNC with and into S-Corp will effect the reorganization of FNC into a Subchapter S Corporation, the merger and reorganization, collectively, shall hereinafter be referred to as the "Reorganization."

                                    SECTION 3

                 LOCATION, ARTICLES AND BYLAWS, AND MANAGEMENT

     On the Effective Date of the Reorganization:

     (a) The principal office of the Surviving Corporation shall be located at 420 South Madison Avenue, Douglas, Georgia 31533, or such other location where
FNC is located immediately prior to the Effective Date of the Reorganization.

     (b) The Articles of Incorporation and Bylaws of the Surviving Corporation shall be the same as the Articles of Incorporation and Bylaws of S-Corp as in effect immediately prior to the Effective Date of the Reorganization.

     (c) The directors and officers of the Surviving Corporation shall be the directors and officers of FNC immediately prior to the Effective Date of the Reorganization. All such directors and officers of the Surviving Corporation shall serve until their respective successors are elected or appointed pursuant to the Bylaws of the Surviving Corporation.


                                    SECTION 4

               EXISTENCE, RIGHTS, DUTIES, ASSETS, AND LIABILITIES

     (a) As of the Effective Date of the Reorganization, the existence of FNC as a separate entity shall cease, but its existence shall continue in the Surviving
Corporation.

     (b)  As  of  the  Effective  Date  of  the  Reorganization,  the  Surviving
Corporation shall have, without further act or deed, all of the properties, rights, powers, trusts, duties and obligations of FNC and S-Corp.

     (c)  As  of  the  Effective  Date  of  the  Reorganization,  the  Surviving
Corporation shall have the authority to engage only in such businesses and to exercise only such powers as are provided for in the Articles of Incorporation of the Surviving Corporation, and the Surviving Corporation shall be subject to the same prohibitions and limitations to which it would be subject upon original incorporation, except that the Surviving Corporation may engage in any business and may exercise any right that FNC or S-Corp could lawfully have exercised or engaged in immediately prior to the Effective Date of the Reorganization.

     (d) No liability of FNC or S-Corp or of any of their shareholders, directors or officers shall be affected by the Reorganization, nor shall any lien on any property of FNC or S-Corp be impaired by the Reorganization. Any claim existing or any action pending by or against FNC or S-Corp may be prosecuted to judgment as if the Reorganization had not taken place, or the Surviving Corporation may be substituted in place of FNC or S-Corp.


                                    SECTION 5

                     EFFECT OF MERGER ON S-CORP SHAREHOLDERS

     Each share of S-Corp Common Stock outstanding immediately prior to the Effective Date of the Reorganization shall be redeemed by the Surviving
Corporation for $100 (the total amount paid for such shares) and shall be cancelled.


                                    SECTION 6

            MANNER AND BASIS OF CONVERTING SHARES OF FNC COMMON STOCK

     (a) Conversion of Shares.  The manner and basis of converting shares of FNC
Common Stock, which are outstanding immediately prior to the Effective Date of the Reorganization, into cash or shares of S-Corp Stock, excluding those shares of FNC Common Stock held by shareholders who have perfected dissenters' rights of appraisal under the applicable provisions of the Georgia Business Corporation
Code, O.C.G.A. ss. 14-2-1301 et seq. (the "Dissenters' Rights Provisions"), shall be as follows:

          (1) Each share of FNC Common Stock which is held of record or beneficially by an FNC shareholder who is not eligible under the Code to be a shareholder of a Subchapter S Corporation will, by virtue of the Reorganization and without any action on part of the shareholder, be converted into the right to receive cash, payable by the Surviving
     Corporation, in the amount of $21.00 per share of FNC Common Stock.

          (2) Each share of FNC Common Stock which is held of record or beneficially by a shareholder who is eligible to be a shareholder of a Subchapter S Corporation, but who fails to execute the Shareholders
     Agreement attached hereto as Exhibit B (the "Shareholders Agreement") will, by virtue of the Reorganization and without any action on part of the shareholder, be converted into the right to receive cash, payable by the Surviving Corporation, in the amount of $21.00 per share of FNC Common
     Stock.

          (3) Each share of FNC Common Stock held of record by a shareholder who is the record holder of less than 2,000 shares of FNC Common Stock shall be converted into the right to receive cash, payable by the Surviving
     Corporation, in the amount of $21.00 per share of FNC Common Stock, except that such shareholder, or the beneficial owner of such shares, may elect to convert such shares to S-Corp stock pursuant to Section 6(a)(4) if:

               (i) the shareholder is permitted to purchase an additional fractional share of S-Corp Stock pursuant to Section 6(b); or

               (ii) the shareholder is permitted to aggregate at least 2,000 shares of FNC Common Stock pursuant to Section 6(c); or

               (iii) the shareholder is an officer of FNC, in which case, the Board of Directors of FNC may permit the shareholder to have his or her shares converted to S-Corp Stock pursuant to Section 6(a)(4).

          (4) Each share of FNC Common Stock held of record by a shareholder who is the record  holder of at least 2,000 shares of FNC Common Stock shall be converted  into the right to receive  .0005 share of S-Corp  Stock for each share of FNC Common Stock held by such  shareholder  if the  shareholder or
     the  beneficial   owner  of  such  shares:

               (i) signs and delivers the Shareholders Agreement to FNC; and

               (ii)  is  eligible  to  be  a  shareholder   of  a  Subchapter  S
          Corporation

     (b) Fractional Share Offering. The Board of Directors of FNC, at its sole discretion, may permit any shareholder who is otherwise entitled to receive cash pursuant to Section 6(a)(3) or a fractional share of S-Corp Stock pursuant to
Section 6(a)(4) to purchase an additional fractional share of S-Corp Stock equal to the fractional amount necessary for the shareholder to own one whole share, or the next whole number of shares, of S-Corp Stock after the conversion of the shareholder's shares of FNC Common Stock. The purchase price for an additional fractional shall equal $42,000 multiplied times the fraction of a share of S-Corp Stock to be purchased. This fractional share offering shall be limited to Accredited Investors, as defined by Rule 501 under the Securities Act of 1933, and up to 35 Unaccredited Investors.

     (c) Aggregation of Shares. The Board of Directors of FNC, at its sole discretion, may permit any shareholder to combine all shares of FNC Common Stock directly and indirectly beneficially owned by such shareholder as of November
29, 2001 for the sole purpose of calculating a collective number of shares of FNC Common Stock to be converted into S-Corp Stock.

     (d) FNC Stock  Options.  S-Corp  shall  assume all of FNC's  interests  and obligations  under the FNC  Bancorp,  Inc.  1997 Stock  Option Plan (the "Option
Plan") and shall  maintain the Option Plan from and after the effective  date of
the   Reorganization.   The  Option  Plan  and  the  options  issued  thereunder
outstanding  immediately prior to the effective date of the Reorganization shall continue  after the effective  date to be subject to the terms and conditions of the existing written documents reflecting the Option Plan and such options, with the following exceptions:  (1) the shares reserved for issuance under the Option
Plan and issuable  upon the exercise of  outstanding  options shall be shares of the common stock of S-Corp;  and (2) the number of shares  reserved for issuance under the Option  Plan,  the number of shares  subject to  issuance  pursuant to outstanding  options and the exercise prices of outstanding options all shall be adjusted in accordance with the terms of the Option Plan, in a manner consistent with Section 6(a)(4) above.

     (e)  Rights of Former FNC  Shareholders.  As of the  Effective  Date of the
Reorganization,   each   certificate   theretofore   representing  one  or  more
outstanding  shares  of FNC  Common  Stock  shall be  deemed  for all  corporate purposes to evidence only the right to receive a certificate representing shares of S-Corp Stock or cash in accordance with this Plan of Reorganization.

     (f) Election Form and Shareholders Agreement. Notwithstanding any other provisions of this Section 6, if an FNC shareholder is eligible to be a shareholder of a Subchapter S Corporation and wants to receive S-Corp Stock in the Reorganization, he or she must sign a Questionnaire and Election Form (see
Exhibit A) and the Shareholders Agreement (see Exhibit B) and return them to FNC prior to the 5:00 p.m. on December 14, 2001 (the "Delivery Date"). If FNC does not receive an FNC shareholder's Questionnaire and Election Form and executed
Shareholders Agreement at or before the Delivery Date, the FNC shareholder will receive cash for his or her FNC Common Stock, unless the Board of Directors of FNC, at its sole discretion, accepts such documents after the Delivery Date.

     (g) Failure to Surrender  FNC Common Stock  Certificates.  Until the former
FNC  shareholder   surrenders  his  or  her  FNC  Common  Stock  certificate  or certificates to FNC (or suitable  arrangements are made to account for any lost, stolen or  destroyed  certificates  according  to FNC's usual  procedures),  the shareholder:

     (1)  shall not be issued a  certificate  representing  the shares of S-Corp
          Stock or the cash which such FNC Common Stock certificate may entitle the shareholder to receive;

               (2) shall not be paid dividends or other distributions in respect of the shares of S-Corp Stock which such FNC Common Stock  certificate may entitle the  shareholder  to receive;  instead,  such dividends or
          distributions   shall  be   retained,   without   interest,   for  the
          shareholder's  account  until  surrender  of  such  FNC  Common  Stock certificate; and

     (3)  shall not be paid  interest on any cash payment  which such FNC Common
          Stock certificate may entitle the shareholder to receive.

     After the Effective Date of the Reorganization, each former FNC shareholder
shall,   however,   be  entitled  to  vote  at  any  meeting  of  the  Surviving
Corporation's shareholders the number of whole shares of S-Corp Stock which such shareholder  may be  entitled  to  receive  as a result  of the  Reorganization, regardless  of whether the  shareholder  has  surrendered  his or her FNC Common
Stock certificate or certificates to FNC.

     (h) Failure to Consummate the Merger. In the event that this Plan of Reorganization is terminated as provided under Section 10 of this Plan of Reorganization and the Reorganization is not consummated, all FNC Common Stock certificates received by FNC pursuant to this Section 6 shall be returned to the holder of record of the certificate within 30 days of the termination of this Plan of Reorganization.


                                    SECTION 7

                        ACQUISITION OF DISSENTERS' STOCK

     FNC shall pay to any shareholder of FNC who fully complies with the Dissenters' Rights Provisions an amount of cash (as determined under such Provisions) for his or her shares of FNC Stock. Immediately upon FNC's acquisition of any FNC Common Stock from its shareholders pursuant to the Dissenters' Rights Provisions, the Surviving Corporation shall acquire such shares from FNC for the same price as shall have been paid by FNC to the dissenting shareholders. The shares of FNC Common Stock so acquired by the Surviving Corporation shall be cancelled.


                                    SECTION 8

                                 FURTHER ACTIONS

     From time to time, as and when requested by the Surviving Corporation, or by its successors or assigns, FNC shall execute and deliver or cause to be executed and delivered all such deeds and other instruments, and shall take or cause to be taken all such other actions, as the Surviving Corporation, or its successors and assigns, may deem necessary or desirable in order to vest in and confirm to the Surviving Corporation, and its successors and assigns, title to and possession of all the property, rights, powers, trusts, duties and obligations referred to in Section 4 hereof and otherwise to carry out the intent and purposes of this Plan of Reorganization.


                                    SECTION 9

           CONDITIONS PRECEDENT TO CONSUMMATION OF THE REORGANIZATION


     (a) Approval of the Plan of Reorganization by the affirmative vote of the holders of a majority of the outstanding voting shares of FNC and S-Corp;

     (b) The number of shares held by persons who have perfected dissenters' rights of appraisal pursuant to the Dissenters' Rights Provisions shall not be deemed by the parties hereto to make consummation of this Plan of Reorganization inadvisable;

     (c) Procurement of any action, consent, approval or ruling, governmental or otherwise, which is, or in the opinion of counsel for FNC and S-Corp may be, necessary to permit or enable the Surviving Corporation, upon and after the Reorganization, to conduct all or any part of the business and activities conducted by the FNC prior to the Reorganization;

     (d) The receipt by FNC and S-Corp of a written opinion of special counsel to FNC and S-Corp that for federal income tax purposes no gain or loss will be recognized by a shareholder who exchanges his or her FNC Common Stock for S-Corp
Stock, as provided by this Plan of Reorganization; and

     (e) The ability of S-Corp to satisfy all of the requirements to make the election to be a Subchapter S Corporation.

                                   SECTION 10

                                   TERMINATION

         In the event that:

     (a) The number of shares of S-Corp Stock or FNC Common Stock voted against the reorganization shall make consummation of the Reorganization inadvisable in the opinion of the Board of Directors of FNC or S-Corp.

     (b) Any action, consent, approval, opinion, or ruling required to be provided by Section 10 of this Plan of Reorganization shall not have been obtained; or

     (c) For any other reason consummation of the Reorganization is deemed inadvisable in the opinion of the Board of Directors of FNC or S-Corp;

then this Plan of Reorganization may be terminated at any time before consummation of the Reorganization by written notice, approved or authorized by the Board of Directors of the party wishing to terminate, to the other party.
Upon termination by written notice as provided by this Section 10, this Plan of Reorganization shall be void and of no further effect except as provided under
Section 6(h) of this Plan of Reorganization, and there shall be no liability by reason of this Plan of Reorganization or the termination hereof on the part of FNC, S-Corp, or their directors, officers, employees, agents or shareholders.



                                   SECTION 11

                                AMENDMENT; WAIVER

     (a) At any time before or after approval and adoption hereof by the respective shareholders of FNC and S-Corp, this Plan of Reorganization may be amended by written agreement by FNC and S-Corp; provided, however, that after the approval and adoption of this Plan of Reorganization by the shareholders of FNC and S-Corp, no amendment reducing the consideration payable to FNC and S-Corp shareholders shall be valid without having been approved by the shareholders of FNC and S-Corp in the manner required for approval of this Plan of Reorganization.

     (b) A waiver by any party  hereto of any breach of a term or  condition  of this Plan of Reorganization shall not operate as a waiver of any other breach of such term or condition  or of other terms or  conditions,  nor shall  failure to enforce any term or condition operate as a waiver or release of any other right, in law or in equity, or claim which any party may have against another party for
anything   arising  out  of,   connected   with  or  based  upon  this  Plan  of
Reorganization.  A waiver  shall be  effective  only if  evidenced  by a writing signed by the party who is entitled to the benefit of the term or  condition  of this  Plan of  Reorganization  which  is to be  waived.  A  waiver  of a term or condition on one  occasion  shall not be deemed to be a waiver of the same or of any other term or condition on a future occasion.


                                   SECTION 12

              BINDING EFFECT; COUNTERPARTS; HEADINGS; GOVERNING LAW

     This Plan of Reorganization is binding upon the parties hereto and upon their successors and assigns. This Plan of Reorganization may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Plan of Reorganization and the headings herein set out are for convenience or reference only and shall not be deemed a part of this Plan of Reorganization. This Plan of Reorganization shall be governed by and construed in accordance with the laws of the State of Georgia.






     IN WITNESS  WHEREOF,  the parties  hereto  have caused this  Reorganization
Agreement to be executed by their duly authorized officers and their corporate seals to be affixed hereto all as of the day and year first above written. FNC
BANCORP, INC.



                                       By:
                                         ----------------------------------
                                         Jeff W. Johnson
                                         President and Chief Executive Officer

ATTEST:



Ralph G. Evans
Secretary

                                          FNC S-CORP, INC.


                                      By:
                                         ----------------------------------
                                         Jeff W. Johnson
                                         President and Chief Executive Officer

ATTEST:



Ralph G. Evans
Secretary









                                   APPENDIX B

                             SHAREHOLDERS AGREEMENT



















                                FNC S-CORP, INC.
                       (To be known as FNC BANCORP, INC.)

                             SHAREHOLDERS AGREEMENT













                                TABLE OF CONTENTS


Transfer Restrictions .......................................................................   2


Sale of Shares ..............................................................................   2


Pledge of Shares ............................................................................   3


Death of Shareholder ........................................................................   4


Management ..................................................................................   7


Specific Enforcement ........................................................................   6


Legend ......................................................................................   8


S Securities Laws ...........................................................................   8


S Delivery of Certificates ..................................................................   9


S Company Status ............................................................................  10


Notices .....................................................................................  12


Certain Defined Terms .......................................................................  12


Entire Agreement and Amendments .............................................................  13


Governing Law; Successors and Assigns .......................................................  14


Waivers .....................................................................................  14


Severability ................................................................................  14


Captions ....................................................................................  14


Effect of Other Laws and Agreements .........................................................  14


Further Assurance ...........................................................................  14


S Effective Date of Agreement ...............................................................  14


Termination .................................................................................  14


Counterparts ................................................................................  15


Enforcement .................................................................................  23


Enforcement  Costs ..........................................................................  24


Separate Counsel ............................................................................  25







                                FNC S-CORP, INC.
                             SHAREHOLDERS AGREEMENT


     THIS  SHAREHOLDERS  AGREEMENT  (the  "Agreement"),  made by and  among  FNC
S-CORP, INC., a Georgia corporation (the "Company"), and the shareholders of the Company listed on Schedule I hereto and any future shareholder of the Company
(individually, a "Shareholder" and collectively, the "Shareholders"), is dated as of the effective of the Reorganization FNC Bancorp, Inc., as defined below (
__________ ___, 200_).


                              W I T N E S S E T H:


     WHEREAS, the Board of Directors of the FNC Bancorp, Inc. ("FNC Bancorp") believes it is in the best interest of FNC Bancorp and its shareholders to be taxed as a Subchapter S corporation for federal income tax purposes; and

     WHEREAS, the Board of Directors and shareholders of FNC Bancorp have authorized a reorganization of FNC Bancorp to a Subchapter S corporation through the merger of FNC Bancorp with and into the Company (the "Reorganization"); and

     WHEREAS, the existing Shareholders as of the date of this Agreement and all future shareholders of the Company will become parties to this Agreement; and

     WHEREAS, on the date hereof, the Shareholders are the sole owners of all of the outstanding shares of the Company's Common Stock, the only class of Company stock that is issued and outstanding, with each such individual owning the number of Shares (as defined in Section 12) set forth on Schedule I hereof; and

     WHEREAS, each Shareholder is either an individual (who is not a nonresident alien), an estate, a trust described in Section 1361(c)(2) of the Internal
Revenue Code (the "Code"), including a trust for which an election is in effect under Section 1361(d) or (e) of the Code, or an organization described in
Section 1361(c)(6) of the Code; and

     WHEREAS, the number of Shareholders of the Company is not more than seventy-five (75); and

     WHEREAS, the Company otherwise satisfies all other requirements for making an election to be taxed in accordance with the provisions of Subchapter S of the Code, and the Company desires to make, and the Shareholders wish to consent to, such an election; and

     WHEREAS, the Company and the Shareholders desire to enter into this Agreement to prevent the inadvertent termination of that election, knowing that it is in the best interests of the Company and fair to each of the Shareholders.

     NOW,  THEREFORE,  for and in consideration of the premises,  the sum of Ten
Dollars ($10.00), the mutual agreements and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Transfer Restrictions.

     (a) General Restriction. No Shareholder may sell, assign, transfer, pledge, hypothecate,  mortgage,  encumber,  or otherwise dispose of any Shares,  whether
voluntarily,   involuntarily   or  by   operation   of  law   (collectively,   a
"Disposition")  except as expressly  provided in this  Agreement.  Any attempted
Disposition of Shares that is not in accordance with the terms of this Agreement shall be void ab initio and will not be reflected in the Company's records.  All
Shares held by the  Shareholders are subject to purchase by the Company pursuant to this Agreement.

     (b) Permitted Transfer. A Shareholder may make a Permitted Transfer of all or any portion of such Shareholder's Shares, provided that the Disposition satisfies all of the Transfer Conditions set forth in Section 1(c). "Permitted
Transfer" means any Disposition of any Shares (i) to one or more members of a class consisting of a Shareholder's spouse, lineal ancestors or descendants, brothers, sisters, children and grandchildren (or a qualifying trust for the benefit of any one or more of such class), (ii) to another Shareholder, or (iii) which is approved by the affirmative vote of 66-2/3% of the directors of the Company then holding office.

     (c) Transfer Conditions. Any Permitted Transfer by a Shareholder must satisfy all of the following conditions:

          (i) the transferee must satisfy all of the then existing ownership requirements with respect to the stock of a corporation that has in effect an election to be taxed under the provisions of Subchapter S of the Code;
     and

          (ii) the number of shareholders of the Company must not increase as a result of the Disposition (unless the number of shareholders after the Disposition is less than 87% of the number of permitted shareholders set forth in Section 1361(b)(1)(A), or any successor section, of the Code or the Board approves the increase); and

          (iii) the number of shares  Beneficially  Owned (as defined in Section
     12) by the transferee must not exceed 10% of the outstanding  shares of the
     Company's  Common  Stock  (or  such  greater   percentage  which  has  been
     previously approved by the Board of Directors of the Company as provided in this Section 1(c)(iii)) unless the increased  percentage is approved by the affirmative  vote of at least  66-2/3% of the directors of the Company then holding office; and

          (iv) the transferring  Shareholder (or the transferring  Shareholder's
     Representative) (as defined in Section 4(a)) must have obtained the written agreement of the proposed transferee (satisfactory in form and substance to
     the  Company),   including  without  limitation  any  pledgee,   that  such
     transferee will be bound by, and the Shares proposed to be transferred will be subject to, this Agreement.

     2. Sale of Shares. A Shareholder who receives a Qualified Offer (as defined in Section 12) for the Shareholder's Shares may sell or otherwise transfer such Shareholder's Shares if the Shareholder complies with this Section.

     (a) Notice of Proposed Sale. A Shareholder who receives a Qualified Offer, and who wishes to sell such Shares, must promptly send a written notice to the Company (the "Notice"), and shall offer (or be deemed to have offered), to sell such Shares (the "Offered Shares") to the Company. The Notice must include the identity of the proposed transferee, the terms of the transfer, and the price offered by the proposed transferee for the Offered Shares. The selling
Shareholder shall be bound to the terms of the Qualified Offer as stated in the Notice, and shall keep the Company informed of any material changes in the proposed transfer. The selling Shareholder shall also provide the Company with any other information regarding the Qualified Offer and the proposed transfer if such information is reasonably requested by the Company.

     (b) Purchase Option. The Company shall have thirty (30) days from its receipt of the Notice in which to elect to purchase all of the Offered Shares.

     (c) Price. The purchase price for the Offered Shares shall be the price contained in the Qualified Offer.

     (d) Terms of Purchase. The price shall be paid on substantially the same terms as the terms contained in the Qualified Offer.

     (e) Closing. The closing of the purchase and sale contemplated by this Section shall occur at the offices of the Company no later than 10:00 a.m. on the sixtieth (60th) day immediately following the expiration of the option period provided in Section 2(b).

     (f) Waiver. Unless the Company agrees to purchase all (and not less than all) of the Offered Shares, the Company shall endorse upon the certificate or certificates evidencing the Offered Shares the specific waiver by the Company of the noticed transaction, so as to permit the transfer of such Shares. Any transfer shall be made only in strict accordance with the terms stated in the Notice and the terms of this Agreement. If the selling Shareholder shall fail to make the sale within sixty (60) days following the endorsement of the Offered
Shares, the waiver for such sale shall lapse.

     (g) Transfer Conditions Applicable. The sale must satisfy all of the Transfer Conditions set forth in Section 1(c). Any person acquiring the Offered
Shares shall take the Offered Shares subject to all of the terms, conditions, and options of this Agreement and shall be required to execute and deliver a copy of this Agreement prior to the receipt by such person of any certificates representing the Offered Shares.

     3. Pledge of Shares. A Shareholder may pledge his or her outstanding Shares of the Company that he or she holds to a lender (the "Lender") as collateral
(the "Collateral Shares") to secure repayment of a loan if the Shareholder complies with this Section.

     (a) Notice of Default. In the event the pledging Shareholder defaults and the Lender is entitled and intends to force the sale of Collateral Shares in order to secure payment of the debt, the Lender must promptly send a written notice to the Company (the "Lender's Notice") (with a copy to the pledging
Shareholder) and shall offer (or be deemed to have offered) to sell all of the Collateral Shares to the Company. The Lender's Notice must include the number of Collateral Shares offered, the identity of the proposed transferee, the terms of the transfer and the price at which the Lender is offering the Collateral Shares to the proposed transferee. The Lender shall also provide the Company with any other information regarding the proposed transfer if such information is reasonably requested by the Company

     (b) Purchase Option. The Company shall have thirty (30) days from its receipt of the Lender's Notice in which to elect to purchase all of the Collateral Shares.

     (c) Price. The purchase price for the Collateral Shares shall be the price contained in the Lender's Notice, but in no event shall be less than the Fair
Market Value of the Shares as defined in Section 4(d)(i) to this Agreement as of the date the Lender's Notice is delivered to the Company.

     (d) Terms of Purchase. The price shall be paid on substantially the same terms as the terms contained in the Lender's Notice.

     (e) Closing. The closing of the purchase and sale contemplated by this Section shall occur at the offices of the Company no later than 10:00 a.m. on the sixtieth (60th) day immediately following the expiration of the option period provided for in Section 3(b).

     (f) Waiver. If the Company does not agree to purchase all (and not less than all) of the Collateral Shares, the Company shall endorse upon the certificate or certificates evidencing the Collateral Shares the specific waiver by the Company of the noticed transaction, so as to permit the transfer of the Collateral Shares. Any transfer shall be made only in strict accordance with the terms stated in the Lender's Notice and the terms of this Agreement. If the Lender, acting on the pledging Shareholder's behalf, shall fail to make the sale within sixty (60) days following endorsement of the Collateral Shares, the waiver for such sale shall lapse, and the Collateral Shares shall remain owned by, and registered in the name of, the pledging Shareholder.

     (g) Transfer Conditions Applicable. The sale must satisfy all of the Transfer Conditions set forth in Section 1(c). Any person acquiring the Collateral Shares shall take the Collateral Shares subject to all of the terms, conditions, and options of this Agreement and shall be required to execute and deliver a copy of this Agreement prior to receipt by any such person of any certificates representing the Collateral Shares.

     4. Death of Shareholder.

     (a) Generally. Upon the death of a Shareholder, the deceased Shareholder's estate, executor, personal representative or other successor in interest (the
"Shareholder's Representative") must sell the deceased Shareholder's Shares to the Company, to the extent the Company exercises its right to acquire the deceased Shareholder's Shares under this Section 4. Any purchase or sale of Shares pursuant to this Section 4 shall be for the purchase price and upon the terms set forth below.

     (b) Purchase Option.


          (i) Upon the death of any Shareholder, the Company may, for a period of thirty (30) days from the date of the Company's actual knowledge of such Shareholder's death, exercise its option to purchase from the deceased
     Shareholder's  Representative  all or any  portion  of  such  Shareholder's
     Shares by giving written notice to the Shareholder's Representative stating the number of shares to be purchased and the purchase price. Provided, if the Company elects to purchase less than all of such Shareholder's Shares, the Shareholder's Representative will not be bound to sell such portion of the Shares to the Company.

          (ii) The Company shall not exercise this option if (A) the Shares formerly held by the deceased Shareholder are left to the deceased
     Shareholder's spouse, lineal ancestors or descendants, brothers, sisters, children or grandchildren, and provided that all of the Transfer Conditions of Section 1(c) are satisfied by the transferee(s).

     (c) Failure to Exercise.  If the Shares of the deceased Shareholder are not
purchased  as  contemplated  above,   through  no  fault  of  the  Shareholder's
Representative,  such  Representative or any beneficiary or heir of the deceased
Shareholder succeeding in ownership of the Shares shall remain the owner of such
Shares  subject  to this  Agreement,  provided  that such  transferee  agrees in writing  (satisfactory  in  form  and  substance  to  the  Company),  that  such transferee  will be bound by, and the Shares of such  transferee will be subject to, this Agreement.

     (d) Purchase Price. The purchase price per share to be paid for any Shares sold by a Shareholder's Representative to the Company pursuant to this Agreement must be equal to the greater of Fair Market Value Per Share or Book Value Per
Share.

          (i) Fair Market Value Per Share means the fair market value per share as determined reasonably and in good faith by the Company's Board of Directors, which means the price at which a willing seller would sell and a willing buyer would purchase the Shares owned by the Shareholder's
     Representative as of the applicable valuation date on a per Share basis.

          (ii) Book Value Per Share means book value per share as determined reasonably and in good faith by the Company's Board of Directors as of the quarter-end prior to the applicable valuation date, based on the Company's
     Consolidated Financial Statements prepared in accordance with generally accepted accounting principles as of such quarter end.

          (iii) If the Shareholder's Representative is a member of the Board of Directors of the Company, the Shareholder's Representative shall not participate in the determination of the Fair Market Value Per Share.

     (e) Appraisal Rights. If the Shareholder's Representative does not agree with the Fair Market Value Per Share as determined by the Board of Directors, the Shareholder's Representative may, within 15 days after his or her receipt of the Company's notice of its election to purchase the deceased Shareholder's
Shares,  request an independent appraisal to determine the Fair Market Value Per
Share.

          (i) If the  Shareholder's  Representative  requests an appraisal,  the
     Company  shall   recommend   three   qualified,   independent   appraisers,
     experienced   in  appraising   companies   similar  to  the  Company.   The
     Shareholder's  Representative  may select one of the three appraisers,  and
     this  appraiser  (the   "Appraiser")   shall  be  engaged  by  the  selling
     Shareholder and the Company to determine the Fair Market Value Per Share.

          (ii) The Company and the Shareholder's Representative must supply all information necessary to allow the Appraiser to perform the appraisal, and the Appraiser will be instructed to use its best efforts to complete the appraisal within thirty (30) days. The Fair Market Value Per Share determined by the Appraiser will, absent fraud, be final and binding upon all parties to the particular transaction, free of challenge or review in any court. Upon the completion of the appraisal, the Appraiser will provide the Company and the other parties instituting the appraisal procedures a written determination of the Fair Market Value Per Share.

          (iii) The Shareholder's Representative must post a cash bond for the total cost of the appraisal. If the difference between the Fair Market
     Value Per Share as  determined  by the  Appraiser and the Fair Market Value
     Per Share as determined by the Board of Directors is less than 10% of the Fair Market Value Per Share as determined by the Board of Directors, then all costs associated with the appraisal will be borne by the Shareholder's
     Representative. Otherwise, all costs associated with the appraisal will be borne equally by the Company and the Shareholder's Representative.

     (f) Purchase Price Determination Date. The Fair Market Value Per Share shall be determined as of the date of the death of the Shareholder.

     (g) Terms of Purchase. At the election of the Company, it must pay the purchase price at closing by the delivery of either cash or certified cashiers' check.

     (h) Closing. The closing of each purchase and sale of Shares contemplated by this Section 4 must occur at the offices of the Company no later than 10:00 a.m. on the later to occur of:

          (i) the sixtieth (60th) day following the determination of the purchase price for the Shares pursuant to Section 4(d) above;

          (ii) the  sixtieth  (60th)  day  following  the  qualification  of the
     executor  or  personal   representative  of  the  estate  of  the  deceased
     Shareholder (if applicable under the circumstances);

          (iii) the sixtieth (60th) day following the date of the qualification of a guardian for the property of the deceased Shareholder (if applicable under the circumstances); or

          (iv) the sixtieth (60th) day following the date upon which the Company timely exercises its right to purchase Shares pursuant to Section 4(b).

     5. Management.


     (a) The Board of Directors shall manage the business and affairs of the Company in accordance with the Company's Articles of Incorporation and its Bylaws; provided, however, that the Board of Directors, and the officers of the Company acting at the direction of the Board of Directors, shall refrain from taking the following actions:

          (i) doing any act in contravention of this Agreement; or

          (ii) issuing additional Shares of Company stock such that the Company loses its eligibility to be taxed in accordance with the provisions of Subchapter S of the Code.

     (b) The Board of Directors intends, subject to applicable laws and regulatory requirements, limitations or approvals, to cause the Company to make annual or quarterly distributions which are equal, on an annualized basis, to approximately the amount which represents the tax liability attributable to the Company's annual taxable income, calculated using the highest individual income tax rate set forth in the Code. In determining the amount of the distribution, in addition to computing annualized taxable income based upon year-to-date income, the Board of Directors may take into account future anticipated events which might increase or reduce the final amount of taxable income for the entire taxable year.

     (c) The Board of Directors shall, subject to applicable laws and regulatory requirements, limitations or approvals, cause the Company to exercise the option granted pursuant to Section 4 of this Agreement to purchase the Shares held by a Shareholder's Representative if the Shares, upon transfer or distribution by the Representative, would be owned by a person who would cause a termination of the Company's election to be taxed in accordance with the provisions of Subchapter S of the Code.

     6. Specific Enforcement. The Shareholders expressly agree that the Company and the Shareholders will be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any Shareholder, the Company and the other Shareholders shall, in addition to all other remedies, be entitled to a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions hereof.


     7. Legend. Each certificate evidencing any of the Shares owned by any Shareholder shall bear a legend substantially as follows:

          On the face of the certificate:

               "Transfer of these Shares is restricted in accordance with conditions printed on the reverse of this certificate."

          On the reverse of the certificate:

               "The Shares evidenced by this certificate are subject to and transferable only in accordance with that certain Shareholders
               Agreement between FNC Bancorp, Inc. (the "Company") and its shareholders, dated as of __________ ___, 200_, a copy of which is on file at the principal office of the Company. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Agreement.
               By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Agreement."

               "The shares evidenced by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended (the "Act") or applicable state securities law (the "State Acts"), and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until registered under the Act, the State Acts and any other applicable securities laws unless, in the opinion of counsel satisfactory to the Company, in form and substance satisfactory to the Company, such offer, sale, transfer, pledge or hypothecation is exempt from registration or is otherwise in compliance with the Act, the State Acts and any other applicable securities laws."

     If a Shareholder should receive a certificate without the foregoing legend, such Shareholder shall promptly surrender such certificate to the Company so that the Company may affix the foregoing legend thereto.

     8. Securities Laws.

     (a) The Shareholders acknowledge that the Shares acquired by them have not been registered under the Securities Act of 1933 (the "Act") or any other applicable state securities law (the "State Acts").

     (b) Each Shareholder represents and warrants that he or she did not acquire his or her Shares with a view to effecting a distribution, and that he or she will hold such Shares indefinitely unless subsequently registered under the Act, and the State Acts, as applicable, or unless an exemption from such registration is available and, if so required by the Company, an opinion of counsel for the Company, in form and substance satisfactory to the Company, is obtained to that effect. The provisions of this Agreement are in all respects subject to the restrictions of the Act, and the State Acts and the rules and regulations thereunder.

     (c) Each Shareholder realizes that the Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities and Exchange Act of 1934, and also understands that the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

     9. Delivery of Certificates. On the closing date for any transfer of Shares as provided in this Agreement, certificates representing such Shares shall be delivered to the Company with appropriate stock powers or endorsements duly executed in blank. If the stock certificate or certificates with appropriate stock powers or endorsements duly executed as aforesaid are not delivered contemporaneously with the tender of the purchase price, then the Company shall be appointed, and the Company is hereby irrevocably constituted and appointed, the attorney-in-fact with full power and authority to execute the necessary stock powers and to perform all other acts necessary and proper in order to transfer such stock certificate or certificates to the Company or other
Shareholders in accordance with the provisions of this Agreement.

     10. Subchapter S Corporation Status. Notwithstanding the provisions of any other Section of this Agreement, the following provisions shall apply:

     (a) Subchapter S Election. Each Shareholder acknowledges that the Company has elected, and its Shareholders have consented, to have the Company treated for federal and state income tax purposes as a Subchapter S corporation and that each Shareholder, as necessary, has delivered to the Company a written consent to the Company's treatment as a Subchapter S corporation. Each Shareholder will deliver to the Company, immediately upon the Company's request, such properly signed consents or other documents as, in the opinion of the Company, may be necessary or useful in maintaining the Company's status as a Subchapter S corporation. Each Shareholder covenants that such Shareholder will not do anything to interfere with the Company's maintaining its status as a Subchapter
S corporation.

     (b) Revocation of Election. In the event that the Company, by the affirmative vote of at least 66-2/3% of its directors then holding office, and the Shareholders of the Company, by the affirmative vote of more than 50% of the then issued and outstanding Shares of the Company, decide to terminate the Subchapter S election, each Shareholder will be provided a written notice of such determination. Within sixty (60) days after the delivery of such notice, each Shareholder, if requested, will sign and deliver a consent to such revocation to the Secretary of the Company in the form prescribed by the Internal Revenue Service or the State Department of Revenue, or both, as the case may be.

     (c)  Inadvertent  Termination  of  Subchapter S Election.  In the event the
Company's status as a Subchapter S corporation is terminated inadvertently and the Company and any Shareholder desire that the Subchapter S election be continued, the Company and the Shareholders agree to use their best efforts to obtain a wavier of the terminating event on the ground of inadvertence from the Internal Revenue Service. The Company and the Shareholders further agree to take such steps, and make such adjustments, as may be required by the Internal
Revenue Service pursuant to Sections 1362(f)(3) and (4) or any successor section of the Code. If a Shareholder causes the terminating event to occur, such Shareholder shall bear the expense of procuring the waiver, including the legal, accounting and tax costs of taking such steps and of making such adjustments as may be required.

     (d) Restrictions on Transfer. So long as the Company maintains its Subchapter S election, no Shareholder shall transfer or offer to transfer any Shares that would in any manner cause the termination of the status of the Company as a Subchapter S corporation. Any such action as may be attempted in violation of the foregoing shall be void ab initio. In the event of any purported or attempted transfer of Shares that does not comply with the provisions of this Agreement, the purported transferee shall not be deemed to be a shareholder of the Company and shall not be entitled to receive a new certificate evidencing the Shares or any dividends or other distributions with respect to the Shares.

     (e) Trust Shareholders. Each Shareholder hereby agrees that if his or her Shares are hereafter held by a trust, such Shareholder shall cause the trustee of such trust to take all such necessary or appropriate action to maintain such trust as a permissible shareholder of a Subchapter S corporation, including, without limitation, distributing all of the income of such trust currently to the income beneficiary of such trust.

     (f) Shares Owned By Husband and Wife. Each Shareholder hereby agrees that if his or her Shares are now or hereafter owned as husband and wife (whether held jointly or individually) and in the event that the individuals are no longer husband and wife, the Shares will by held by only one person, unless
66-2/3% of the directors of the Company then holding office approve such Shares being held by two or more persons. The purpose of this section is to avoid increasing the number of Shareholders as a result of a change in marital status.

     (g) State Tax Matters.


          (i) Each Shareholder hereby agrees to take all such actions as may be required by any state in which the Company does business to ensure recognition of the Company's Subchapter S corporation status for state tax purposes, including without limitation, the payment, where applicable, of state taxes on such Shareholder's allocable shares of the Company's income attributable to each such state.

          (ii) In the event that the  Company  elects or is required to make any payment on behalf of any Shareholder in an amount required to discharge any legal obligation of the Company to withhold or make payment ("Tax Payment")
     to any governmental authority with respect to any Federal,  state, or local tax liability of such  Shareholder  arising as a result of the ownership of
     Shares by such Shareholder, then the Shareholder and the Company agree that the  amount of any such Tax  Payment  shall be  treated  as a  non-interest bearing loan made by the Company to such Shareholder, which amount shall be repaid by  charging  against  and  reducing  the  amount of any  subsequent distribution  made by the Company  with  respect to the Shares held by such
     Shareholder.  By way of example, but not limitation,  in the event that the
     Company  elects to file a  composite  income tax  return  with the State of
     Georgia on behalf of the Company's  non-resident  Shareholders,  in lieu of the filing of  individual  income tax returns  with the State of Georgia by each of such non-resident Shareholders,  and to pay any income tax due with
     such  income  tax  return,   then  each  such  non-resident   Shareholder's
     proportionate  share  of such  income  tax  paid by the  Company  shall  be regarded as a Tax  Payment.  If and to the extent the amount of Tax Payment exceeds  the  amount of  distributions  to which a Member  is  subsequently entitled,  and all or a portion of the Tax  Payment  remains  unpaid at the time of a subsequent  disposition  of Shares by the  Shareholder,  then the unpaid balance of the loan made by the Company to such  Shareholder that is the result of any such remaining  unpaid Tax Payment shall be repaid to the
     Company on demand and,  in the event that such  payment of such loan is not made within three (3) business days of such demand, such former Shareholder shall be charged  interest  at an annual  rate equal to the Prime Rate plus two percent (2%) for the period  beginning  three (3)  business  days after such demand for payment  ending on the date that  repayment  of the loan is made.

     (h) Indemnity. Each Shareholder hereby agrees to indemnify and hold the Company and each other Shareholder of the Company harmless from and against all loss, liability, damage, cost and expense, including reasonable attorneys' fees and any additional federal or state tax liability, actually incurred by the Company or any other Shareholder, arising out of or in connection with any violation of this Agreement by such indemnifying Shareholder.

     (i) Close of Taxable Year. In the event a Shareholder sells or otherwise transfers all of such Shareholder's Shares on any date other than the date on which the Company's taxable year ends, to the extent permitted the Company may elect, pursuant to Code Section 1377(a)(2), or any successor section, of the Code, to treat its tax year as if it closes on the day of such Shareholder's sale or transfer. In such event, the Company's applicable tax year shall be treated as two tax years for the allocation of income and loss items pursuant to Code Section 1377(a)(1), or any successor section, of the Code. Each Shareholder who owned Shares in the Company during such taxable year agrees to consent to such an election. The Company and the Shareholders agree to execute such documents and take such actions as may be required by the Internal Revenue
Service or any State Department of Revenue having jurisdiction, or both, as the case may be, to effect this election. In connection with this election, the selling Shareholder's basis in such Shareholder's Shares shall be determined as of the date of the sale or transfer of the selling Shareholder's Shares. The
Company shall bear the expense of carrying out the election, including the legal and accounting costs necessary to determine the basis of the selling Shareholder and to ascertain the applicable allocations attributable to the short taxable year.

     11. Notices. All notices, requests, consents, and other communications required or permitted hereunder shall be in writing and shall be delivered in person or mailed by certified or registered mail, return receipt requested, addressed as follows (or at such other address for the parties as shall be specified by like notice):



     (a)  if to the  Company:

               FNC Bancorp, Inc.
               P.O. Box 1679 420 S. Madison Avenue
               Douglas, GA 31533
               Attention: Mr. Jeffrey W. Johnson

     (b) if to a Shareholder, to the Shareholder's address as listed on Schedule
I hereto or such address as the Shareholder otherwise designates to the Company in writing.

     12. Certain Defined Terms. As used in this Agreement, the following terms have the meanings set forth below:

     (a) Beneficially Owned.


          (i) Shares "Beneficially Owned" by any Shareholder shall be deemed to include Shares:

               (A) which the Shareholder owns directly, whether or not of record; or

               (B) which the Shareholder has the right to acquire, pursuant to any agreement or understanding or upon exercise of conversion rights, warrants or options or otherwise; or

               (C) which are owned, directly or indirectly (including Shares deemed to be owned through application of Section 12(a)(i)(B) above), by an "affiliate" or "associate" (as those terms are defined in Rule
          12b-2 of the  General  Rules  and  Regulations  under  the  Securities
          Exchange Act of 1934 as in effect on November 5, 2001) of the Shareholder; or

               (D)  which  are  beneficially   owned,   directly  or  indirectly
          (including   shares  deemed  owned  through   application  of  Section
          12(a)(i)(B)  above), by any other  corporation,  person or entity with which the Shareholder or the Shareholder's  "affiliate" or "associate"
          (as defined above)) has any agreement or arrangement or  understanding for the purpose of acquiring,  holding,  voting or disposing of shares of the Company.

          (ii) For the purpose of determining whether a Shareholder Beneficially
     Owns one or more of the issued and outstanding Shares of the Company, the issued and outstanding shares of the Company shall include shares not in fact issued and outstanding but deemed owned through the application of Sections 12(a)(i)(B) and 12(a)(i)(C) above, but shall not include any other shares which are not then issued and outstanding but which may be issuable pursuant to any agreement or upon exercise of conversion rights, warrants, options or otherwise.

          (iii) The Board of Directors shall have the power and duty to determine for the purposes of this Agreement, on the basis of information known to the Company, whether:

               (A) such Shareholder Beneficially Owns, directly or indirectly, more than five percent (5%) of the issued and outstanding Shares of the Company; and

               (B) a corporation, person or entity is an "affiliate" or "associate" (as defined above) of a Shareholder.

     (b) Qualified Offer. A Qualified Offer means a legally enforceable arms' length written offer received by a Shareholder to purchase the Shareholder's
Shares from a person who is financially capable of carrying out the terms of the written offer and who satisfies all of the then existing ownership requirements with respect to the stock of a corporation that has in effect an election to be taxed in accordance with the provisions of Subchapter S of the Code, provided, however, that either (i) the number of Shareholders of the Company does not increase as a result of any transfer of Shares if such offer were to be accepted, or (ii) the Board of Directors (by the affirmative vote of 66-2/3% of the directors then holding office) approves the transfer.

     (c) Shares. "Shares" means and includes (i) all shares of the Common Stock of the Company now or hereafter owned by the Shareholders, (ii) all securities of the Company that may be issued in exchange for or in respect of its Common
Stock, and (iii) all securities of the Company hereafter acquired that may be exchangeable for or convertible into Common Stock.

     (d) Shareholder.  "Shareholder"  means each of the  Shareholders  listed on
Schedule I, and, also, any person who receives Shares of the Company following execution of this Agreement.


     13. Entire Agreement and Amendments. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. Except as otherwise provided in Section 21 below, neither this Agreement nor any provision hereof may be waived, modified, amended, or terminated except by a written agreement approved by the Company, by the affirmative vote of at least 66-2/3% of its directors then holding office, and by the Shareholders of the Company, by the affirmative vote of at least 51% of the then-issued and outstanding shares of the Company. To the extent any term or other provision of any other indenture, agreement, or instrument by which any party hereto is bound conflicts with this Agreement, this Agreement shall have precedence over such conflicting term or provision.

     14. Governing Law; Successors and Assigns. This Agreement shall be governed by the laws of Georgia without respect to conflicts of laws provisions thereof, and shall be binding upon the heirs, personal representatives, executors, administrators, successors, and permitted assigns of the parties.

     15. Waivers. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

     16.  Severability.  If any provision of this Agreement  shall be held to be
illegal,   invalid,   or   unenforceable,   such  illegality,   invalidity,   or
unenforceability shall attach only to such provision and shall not in any manner affect or render illegal,  invalid, or unenforceable any other provision of this
Agreement,  and this  Agreement  shall be  carried  out as if any such  illegal, invalid, or unenforceable provision were not contained herein.

     17. Captions. Captions and section headings are for convenience only and are not deemed to be part of this Agreement.

     18. Effect of Other Laws and Agreements. The rights and obligations of the parties under this Agreement shall be subject to any restrictions on the purchase of Shares which may be imposed by the Georgia Business Corporation
Code, federal or state regulations affecting financial institutions and their holding companies, and any agreement now or hereafter entered into between the Company and any financial institution with respect to loans or other financial accommodations made to the Company.

     19. Further Assurances. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     20. Effective Date of Agreement. This Agreement shall be effective as to each Shareholder as of the date this Agreement or as of the date any counterpart of this Agreement is executed by such Shareholder.

     21. Termination. This Agreement shall remain in full force and effect until the earlier of (a) the effective date that a written agreement providing for termination of this Agreement is signed by the Company (authorized by the affirmative vote of 66-2/3% of its directors then holding office) and by the holders of 66-2/3% of the then issued and outstanding Shares of the Company, (b) the effective date of a registration statement filed by the Company with the Securities and Exchange Commission with respect to a public offering of the Company's common Shares, (c) the effective date of dissolution of the Company, either voluntarily or involuntarily, in accordance with the Company's articles of incorporation and/or bylaws, (d) the effective date of the termination of the subchapter S election by the Company pursuant to Section 10(b) hereof, or (e) the twentieth anniversary of the effective date pursuant to Section 14-2-731(d) of the Georgia Business Corporation Code, unless that provision has been repealed or amended.

     22.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts,  each of  which  shall be  deemed  an  original,  but all of which together shall constitute one and the same instrument.

     23. Enforcement. This Agreement has been negotiated, executed and delivered in the State of Georgia, and each party (a) submits to personal jurisdiction in the State of Georgia for the enforcement of this Agreement, and (b) waives any and all rights under the laws of any state to object to jurisdiction within the State of Georgia for the purposes of litigation to enforce this Agreement.
Notwithstanding the foregoing, nothing contained in this Agreement shall prevent a party from bringing any action against another party within any other state or country. Initiating such proceeding or taking such action in any jurisdiction shall not constitute a waiver of the agreement that the laws of the State of Georgia shall govern or of the submission made by a party to personal jurisdiction within the State of Georgia.

     24. Enforcement Costs. Should a party be required to engage legal counsel to enforce or prevent the breach of any of the provisions of this Agreement, to institute any action or proceeding to enforce any such provision of this Agreement, to seek an injunction, to seek damages by reason of any alleged breach of any provisions, to seek a declaration of its rights or obligations, or to seek any other judicial or equitable remedy, then the prevailing party in such action shall be entitled to be reimbursed by the other party or parties for all costs and expenses incurred thereby, including, but not limited to, reasonable attorneys' fees actually incurred.

     25. SEPARATE COUNSEL.  BY SIGNING THIS AGREEMENT,  THE PARTIES  ACKNOWLEDGE
THAT THEY HAVE HAD THE  OPPORTUNITY TO OBTAIN  SEPARATE LEGAL COUNSEL AND ADVICE
REGARDING THIS AGREEMENT AND THAT THEY HAVE READ AND UNDERSTAND THIS AGREEMENT.

     IN WITNESS WHEREOF, this Agreement has been executed under seal as of the date and year first above written.

                                       FNC BANCORP, INC.


                                    By:
                                       ------------------------------------
                                       Jeffrey W. Johnson
                                       President and Chief Executive Officer












                                   SCHEDULE I

                                FNC S-CORP, INC.
                             SHAREHOLDERS AGREEMENT




                        Shareholders of FNC S-CORP, Inc.








---------------                   ---------------------         ---------------
Signature                         Print Name                    Date Agreement
                                                                Signed







                                   APPENDIX C

                                QUESTIONNAIRE AND
                                  ELECTION FORM


-------------------------------------------------------------------------------
     This questionnaire and election form is to be completed only by FNC Bancorp shareholders who wish to make a special election to receive shares of FNC S-Corp stock in the  Reorganization.  Those  shareholders  who do not elect to  receive shares of FNC S-Corp stock will  receive  $21.00 per share for each share of FNC
Bancorp stock that they hold. If you do not wish to become a shareholder  of FNC
S-Corp,  we ask that you mark this box |_|,  complete  Section G only and return
this form to the address below as soon as possible,  but not later than December
14, 2001.
-------------------------------------------------------------------------------



                                FNC BANCORP, INC.
                                QUESTIONNAIRE AND
                                 ELECTION FORM
                             REGARDING THE TREATMENT
                                   OF SHARES

     The purpose of this questionaire and election form is to notify FNC Bancorp of how you want your shares of FNC Bancorp stock converted after the Reorganization takes effect. You should exclude any shares of FNC Bancorp stock that you have allowed another shareholder to aggregate on their questionaire and election form from the number of shares that you hold for purposes of completing this form.

     Selection of some of the options provided may require that you complete and return additional schedules related to that option. Additionally, participation in some of the options is subject to approval by the Board of Directos of FNC
Bancorp. We will notify you in writing prior to the effective date of the Reorganization if your participation in a selected option is not approved.

     In order to receive shares of FNC S-Corp stock you must also sign and return the Shareholders Agreement. Please complete and sign this form including any related schedules and the Shareholders Agreement and return them to the address below at or before 5:00 p.m. on December 14,2001:

                                   Return to:
                               FNC Bancorp, Inc.
                                Attn: Rose Pope
                            420 South Madison Avenue
                             Douglas, Georgia 31533

     If you do not return this form including any related schedules and the Shareholders Agreement to FNC Bancorp at or before 5:00 p.m. on December 14,
2001, upon the effective date of the Reorganization, you will automatically receive cash at a rate of $21.00 per share for your shares of FNC Bancorp stock.


A. Eligibility

Are you eligible to become an S Corporation shareholder?      |_| YES    |_| NO

Generally, you must be an individual citizen or resident of the United States to be a shareholder of an S Corporation. Estates and certain trusts (generally, a trust that distributes income annually to its beneficiaries, all of whom are individuals, or a trust that has as its beneficiaries only those persons who are eligible to hold stock in an S Corporation and who make a qualifying election, provided that no interest in the trust was purchased) can also be shareholders of an S Corporation. Corporations, partnerships and IRAs may not be shareholders of an S Corporation.

If you are not an eligible S Corporation shareholder, upon the effective date of the Reorganization, you will receive $21.00 per share of FNC Bancorp stock that you hold. If you are not an eligible S Corporation shareholder, please skip to Section E.


B. Record Holders of Less than 2,000 Shares of FNC Bancorp stock.
(Record holders of 2,000 or more shares of FNC Bancorp stock should skip to Section C)

If you are the record holder of less than 2,000 shares of FNC Bancorp stock, you will receive $21.00 per share of FNC Bancorp stock that you hold unless you select one of the following options:

     |_| I would like to combine the shares that hold of record with other shares that I beneficially own but for which I am not the record holder solely to calculate the aggregate number of shares of FNC Bancorp stock to be converted into FNC S-Corp stock in the Reorganization. To be eligible to select this option you must be able to combine an aggregate of at least
     2,000 shares so that you will own at least one whole share after the Reogranization. If you select this option, you must also complete Schedule
     A and sign and return the Shareholders Agreement.

     |_| I would like to purchase a fractional share of FNC S-Corp stock equal to the amount necessary for me to own one whole share of FNC S-Corp stock after the conversion of my shares of FNC Bancorp stock to FNC S-Corp stock.
     If you select this option, you must also complete Schedule B and sign and return the Shareholders Agreement.

If you selected any of the options in Section B, please skip to Section D, otherwise skip to Section E.

C.  Record Holders of 2,000 or More Shares of FNC Bancorp stock.

     |_| Please  check this box if you are the record  holder of at least  2,000 shares of FNC Bancorp stock and would like to have your shares converted to
     FNC S-Corp stock. If you select this option,  you must also sign and return the Shareholders Agreement.

     |_| If you selected the above option (in this Section C) and do not hold an even multiple of 2,000 shares of FNC Bancorp stock, check this box if you would like to purchase a fractional share of FNC S-Corp equal to the amount necessary for you to own one whole share of FNC S-Corp stock after the conversion of your shares of FNC Bancorp stock to FNC S-Corp. If you select this option, you must also complete Scedule B.

If you selected one or both of the options in Section C, please continue to Section D, otherwise please skip to Section E.

D.  Information regarding Investors

1. To determine if you qualify as an accredited investor, please indicate by checking the appropriate box if you are:

     |_| A natural person whose individual net worth, or joint net worth with your spouse, at the time of your purchase, exceeds $1,000,000.

     |_| A natural person who had individual income in excess of $200,000 in each of 2000 and 1999 or joint income with your spouse in excess of $300,000 in each of those years and you have a reasonable expectation of reaching the same income level in 2001.

     |_| A trust (which is eligible to be an S Corporation shareholder) with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the common stock of FNC S-Corp being offered in the Reorganization, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act of 1933.

     |_|  A director or executive officer of FNC S-Corp.

2. In which State is your residence? _______________________________


E.  Cash Conversion Worksheet.

Each FNC Bancorp shareholder receiving cash in the Reorganization in exchange for shares of FNC Bancorp stock should complete this Section.

(1)  Total number of shares of FNC Bancorp stock that I hold of record (Excluding any shares I have allowed another
     shareholder to aggregate om their Schedule A)            _________________

                                                              X          $21.00
                                                              _________________

(2)  Equals the total amount of cash payable to you for your
     shares of FNC Bancorp common stock                       $
                                                              =================

F.  Common Stock Conversion Worksheet.

Each FNC Bancorp shareholder receiving shares of FNC S-Corp stock in the Reorganization in exchange for shares of FNC Bancorp stock should complete this Section.

(1)  Total number of shares of FNC Bancorp stock that you
     hold of record (Excluding any shares that you have
     allowed another shareholder to aggregate on his or her
     Schedule A)                                             __________________

(2)  Total number of shares of FNC Bancorp stock to be
     aggregated with yours (From your Schedule A, if
     applicable)                                             __________________

(3)  Aggregate number of FNC Bancorp stock to be converted
     to FNC Bancorp common stock [Line (1) plus Line (2)]    __________________

                                                              divided by 2,000

(4)  Equals the total number of shares of FNC S-Corp stock
     issuable to you in exchange for your aggregate number
     of shares of FNC Bancorp stock.                         __________________

(5) If the number of shares on Line (4) is less than one, enter the amount of the additional fractional shares of FNC S-Corp stock that you must elect to purchase on this line. [2,000 minus Line (3), divided by 2,000] __________________

(6)  If the number of shares on Line (4) is more than one
     but not a whole number, enter the amount, if any, of
     the addition fractional share of FNC S-Corp stock
     that you have elected to purchase on this line. [The
     next whole number above the number in Line (4)
     minus the number in Line (4)]                           __________________

(7)  Enter the purchase price for any fractional share of
     FNC S-Corp stock to be purchased by you.  [Line (5)
     or Line (6) times $42,000]                              __________________

We must receive a check payable to "FNC Bancorp, Inc." for the purchase price of the fractional share of FNC S-Corp stock on or before December 28, 2001.

G.  Signatures.

I certify that the information provided in this questionaire and Election Form is true and correct as of the date indicated below.


_______________________________
Signature*


_______________________________
Print Name of Shareholder


_______________________________
Title (if applicable)


_______________________________
Date


_______________________________
Number of Shares Held as of Record


_______________________________
Certificate No(s).

*If the shareholder is a corporation, partnership or other business entity, this form must be signed by a duly authorized officer of the entity. Any person signing as an officer, attorney, trustee, administrator or guardian must give his or her full title as such. In the case of joint ownership, each joint owner must sign.

We will notify you in writing before the effective date of the Reorganization, which we anticipate will be December 31, 2001, if the Board of Directors does not approve your particxipation in a selected option. Promptly after the effective date of the Reorganization, we will deliver instructions to you regarding how to exchange your shares of FNC Bancorp stock for cash or FNC
S-Corp stock as indicated above.









                                   SCHEDULE A

                 (To Be Completed By Persons Aggregating Shares)

I direct FNC Bancorp to combine the shares of FNC Bancorp stock that I hold of record with those held of record by other shareholders, listed below, solely for purposes of calculating the number of shares of FNC S-Corp stock to be issued in the Reorganization.
Aggregating shareholder's name:_______________________________

Certificate No(s):  _________          No. of Shares:  ________

Signature:_______________________________

By signing this Schedule A, each undersigned shareholder consents (1) to the aggregation of his or her shares of FNC Bancorp as described in this Schedule B with those of the aggregating shareholder named above and (2) to the distribution of the shares of FNC S-Corp stock issued in exchange for his or her aggregated shares of FNC Bancorp stock to the aggregating shareholder.

                      Certificate  No. of
Name                     No.       Shares    Relationship        Signature

_____________________   ______    ________   ____________    __________________

_____________________   ______    ________   ____________    __________________

_____________________   ______    ________   ____________    __________________

_____________________   ______    ________   ____________    __________________


Total No. of Shares               ________     (Inserted this number on Line
                                                2 of Section F to the
                                                Questionnaire andElection Form.)









                                   SCHEDULE B

 (To Be Completed By Persons Electing To Purchase Additional Fractional Shares)

                  SUBSCRIPTION AGREEMENT FOR FRACTIONAL SHARES
                                  OF FNC S-CORP


Ladies and Gentlemen:

     I hereby  subscribe for 0._______  share* (the  "Fractional  Share") of FNC
S-Corp (the "Company") common stock in connection with FNC S-Corp's limited offering of common stock described in the proxy statement/prospectus dated
November 5, 2001  relating to the  Reorganization  of FNC Bancorp,  Inc.  into a
Subchapter S corporation.

     I agree to pay $42,000 per share of FNC S-Corp common stock for a total of $____________ for the Fractional Share. Enclosed is a check in the amount of $_________, which represents payment in full for the Fractional Share.

     I agree that this subscription is binding upon and is irrevocable by me. I acknowledge that this Subscription Agreement shall not constitute a valid and binding obligation of the Company until accepted by the Company in writing, and that the Company has the right to reject this Subscription Agreement, either in whole or in part, in its sole discretion.

     In connection with the purchase of the Fractional Share, I hereby represent and warrant as follows:

     1. The Fractional Share is being purchased for my own account without the participation of any other person, with the intent of holding the Fractional
Share for investment and without the intent of participating, directly or indirectly, in a distribution of the Fractional Share, and not with a view to, or for resale in connection with, any distribution or public offering of the Fractional Share or any portion of the Shares within the meaning of the Securities Act of 1933 (the "1933 Act") or the securities laws of any state applicable to me, nor am I aware of the existence of any distribution or public offering or advertisement in connection with the offer and sale of the Company's securities.

     2. I , personally, or together with my financial advisor(s), have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the purchase of the Fractional Share as contemplated by this subscription agreement and of protecting my interests in connection therewith.

     3. My overall commitment to investments that are not readily marketable is not disproportional to my net worth, and my acquisition of the Fractional Share will not cause my overall commitment to such investments to become excessive.

     4. The Fractional Share was not offered to me by means of publicly disseminated advertisements or sales literature, nor am I aware of any offers made to other persons by such means.

     5.  I have  received  a  copy  of FNC  Bancorp's  and  FNC  S-Corp's  proxy statement/prospectus  dated  November 5, 2001.  Additionally,  I have received a
copy  of  FNC  Bancorp's   Proxy  Statement  for  the  2001  Annual  Meeting  of
Shareholders, Annual Report to Shareholders for the year ended December 31, 2000 and Forms  10-QSB for the  quarters  ended  March 31,  2001,  June 30,  2001 and
September  30,  2001.  FNC  S-Corp/FNC  Bancorp  has  also  provided  me with an
opportunity  to  ask  questions,   receive  answers  and  to  obtain  additional
information  concerning  FNC S-Corp and FNC Bancorp and the terms and conditions of the offering.  FNC S-Corp/FNC Bancorp has provided all information requested.
In  making  this   investment,   I  have  relied  solely  upon  my   independent
investigation.

__________________
* Please round to four decimal places

     6. I agree that the Fractional Share is being (1) issued and sold without registration under any state or federal law relating to the registration of securities for sale and (2) issued and sold in reliance on certain exemptions from registration under applicable state and federal laws.

     I further understand and agree as follows:

     1. The Fractional Share cannot be offered for sale, sold or transferred by me other than pursuant to (a) an effective registration under any applicable state securities law or in a transaction which is otherwise in compliance with such laws, (b) an effective registration under the 1933 Act or in a transaction otherwise in compliance with the 1933 Act, and (c) evidence satisfactory to the Company of compliance with the applicable securities laws of all applicable jurisdictions. The Company shall be entitled to rely upon an opinion of counsel satisfactory to it with respect to compliance with the above laws.

     2. The Company will be under no obligation to register the Fractional Share or to comply with any exemption available for sale of the Fractional Share without registration. The Company is under no obligation to act in any manner so as to make Rule 144 of the 1933 Act available with respect to the Fractional
Share. Further, I understand that holders of the Company's common stock will be responsible for paying legal fees for securing the legal opinions required to effect any transfer or exchange of the Company's common stock.

     3. The Company may, if it so desires, refuse to permit the transfer of the Fractional Share unless the request for the transfer is accompanied by an opinion of counsel acceptable to the Company to the effect that neither the sale nor the proposed transfer will result in any violation of the 1933 Act or the securities laws of any other jurisdiction.

     4. I understand that the Company will place the following legend on each certificate representing shares of its common stock issued in the Reorganization to insure that a prospective transferee is aware of the transfer restrictions:

          "The securities evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act") or applicable state securities laws (the "State Acts"), and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until registered under the Act, the State Acts and any other applicable securities laws unless, in the opinion of counsel satisfactory to the Company, in form and substance satisfactory to the Company, such offer, sale, transfer, pledge or hypothecation is exempt from registration or is otherwise in compliance with the Act, the State Acts and any other applicable securities laws.

     5. I understand that the Company also intends to place the foregoing legend on certificates representing shares of its common stock issued upon transfer or exchange of shares initially issued in the Reorganization and upon any subsequent transfer or exchange unless advised by counsel to the Company that, in the opinion of such counsel, placing the legend on the certificates is inappropriate.

     6. The Fractional Share are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.


     Acceptance by me of the certificate representing the Fractional Share shall constitute a confirmation by me that all agreements and representations made by me in this subscription agreement shall be true and correct at such time.

     Under the  penalties of perjury,  I certify that:  (1) the Social  Security
Number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding. Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

     Please indicate form of ownership the undersigned desires for the shares:_
Individual,  _ Joint Tenants with Right of Survivorship1,  _ Tenants in Common2,
_ Qualified Trust, _ Custodian for _____________________________


To be completed by FNC S-Corp:              To be completed by the shareholder:

ACCEPTED:                                   Date:_____________________________
FNC S-CORP
                                            Print Name:_______________________
By:________________________________
                                            Telephone Number: (   )___________

Signature:_________________________
                                            Social Security or Tax I.D.:______
Print Name:________________________
                                            Address:__________________________
Date:______________________________
                                            __________________________________

                                            Signature:________________________




*Note:  Corporations,  partnerships and IRAs are not eligible  shareholders of a
Subchapter   S   Corporation.   Any  person   signing  as   attorney,   trustee,
administrator,  or guardian  must give his or her full title as such. In case of joint tenants, each joint owner must sign.

--------
1  When stock is held as Joint Tenants with right of Survivorship, upon the death of one owner, ownership of the stock will pass automatically to the surviving owner(s).
2  When stock is held as Tenants in Common, upon the death of one owner, ownership of the stock will be held by the surviving owner(s) and by the heirs of the deceased owner.


                                FNC BANCORP, INC.
             PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
       THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 29, 2001


     The undersigned hereby appoints Jeff W. Johnson and Robert L. Cation, or either of them, proxies, with power of substitution, to vote the shares of common stock of FNC Bancorp, Inc. (the "Company') that the undersigned is entitled to vote at the special meeting of shareholders to be held at First
National Bank of Coffee County,  420 South Madison Avenue,  Douglas,  Georgia on
Thursday, November 29, 2001 at 4:30 p.m., and any adjournment thereof, as follows:


  PROPOSAL:        To adopt the Company's Agreement and Plan of Reorganization as described in the proxy statement/prospectus of the
                   Company dated November 5, 2001:

  __ FOR                           __ AGAINST                        __ ABSTAIN

         DISCRETIONARY AUTHORITY IS HEREBY CONFERRED AS TO ALL OTHER
                MATTERS WHICH MAY COME BEFORE THIS SPECIAL MEETING.

     THIS PROXY WHEN PROPERLY EXECUTED,  WILL BE VOTED IN THE MANNER DIRECTED BY
THE UNDERSIGNED  SHAREHOLDER.  IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED
FOR THE  PROPOSAL TO ADOPT THE PLAN OF  REORGANIZATION.  THE PROXIES MAY VOTE IN
THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

NOTE: Signatures should correspond exactly with the name or names appearing on the stock certificate(s). If shares are registered in more than one name, all holders must sign. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving full title as such. If a partnership, please sign in the partnership name by an authorized person.

                            Dated:_____________________________________ , 2001


                            __________________________________________________
                            Name(s) of Shareholder(s)

                            __________________________________________________
                            Signature(s) of Shareholder(s)


   Please mark, sign, date and return this proxy promptly, using the enclosed envelope. No postage necessary.





                     Please Return Proxy As Soon As Possible




                                   APPENDIX D

                 EXCERPTS FROM THE GEORGIA BUSINESS CORPORATION
                       CODE RELATING TO DISSENTERS' RIGHTS

14-2-1301. Definitions.

As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2)  "Corporate  action"  means  the  transaction  or other  action  by the
          corporation  that  creates   dissenters'  rights  under  Code  Section
          14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

     (5)  "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action
          to  which  the  dissenter  objects,   excluding  any  appreciation  or
          depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8)  "Shareholder"   means  the  record   shareholder   or  the  beneficial
          shareholder.

14-2-1302. Right to dissent.

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

               (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

               (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholder within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B)  Creates,   alters,  or  abolishes  a  right  in  respect  of
          redemption,  including a provision  respecting  a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the rights of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

               (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder  entitled to dissent and obtain  payment for his or her shares under this article may not challenge the  corporate  action  creating his or her entitlement  unless  the  corporate  action  fails  to  comply  with  procedural requirements of this chapter or the articles of  incorporation  or bylaws of the corporation or the vote required to obtain approval of the corporate  action was
obtained  by  fraudulent  and  deceptive   means,   regardless  of  whether  the
shareholder has exercised dissenter's rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange,  the holders of shares  of the  class or series  are  required  under the plan of merger or share  exchange to accept for their shares  anything  except  shares of the surviving  corporation or another  publicly held  corporation  which at the effective  date of the  merger or share  exchange  are  either  listed on a national  securities  exchange  or  held  of  record  by  more  than  2,000 shareholders,  except  for  scrip or cash  payments  in lieu of  fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.


14-2-1303. Dissent by nominees and beneficial owners.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which dissents and his or her other shares were registered in the names of different shareholders.


14-2-1320. Notice of dissenters' rights.

(a) If proposed corporate action creating  dissenters' rights under Code Section
14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322.

14-2-1321. Notice of intent to demand payment.

(a) If proposed corporate action creating  dissenters' rights under Code Section
14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated; and

          (2) Must not vote his or her shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his or her shares under this article.


14-2-1322. Dissenters' notice.

(a) If proposed corporate action creating  dissenters' rights under Code Section
14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article.

14-2-1323. Duty to demand payment.

(a) A record  shareholder  sent a dissenters'  notice  described in Code Section
14-2-1322 must demand payment and deposit his or her certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his or her shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this article.


14-2-1324. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.


14-2-1325. Offer of payment.

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Code
Section 14-2-1323 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's  right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

(c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326. Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)  If,  after  returning   deposited   certificates  and  releasing   transfer
restrictions,  the  corporation  takes the proposed  action,  it must send a new dissenters'  notice under Code Section  14-2-1422 and repeat the payment  demand procedure.


14-2-1327. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate of the fair value of his or her shares and interest due, if:

          (1) The dissenter  believes that the amount offered under Code Section
     14-2-1325 is less than the fair value of his or her shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section unless he notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation made or offered payment for his or her shares.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1)  The  shareholder  may  demand  the  information   required  under
     subsection (b) of Code Section 14-2-1325, and the corporation shall provide the  information  to the  shareholder  within ten days  after  receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his or her own estimate of the fair value of his or her shares and the amount of interest due and demand payment of his or her estimate of the fair value of his or her shares and interest due.

14-2-1330. Court action.

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of the Title 9, known as the "Georgia Civil
Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his or her shares, plus interest to the date of judgment.

14-2-1331. Court costs and counsel fees.

(a) The court in an appraisal  proceeding commenced under Code Section 14-2-1330
shall  determine  all  costs  of  the   proceeding,   including  the  reasonable
compensation  and  expenses  of  appraisers  appointed  by the  court,  but  not including fees and expenses of attorneys and experts for the respective parties.
The court shall assess the costs against the corporation,  except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously,  or not in good  faith in  demanding  payment  under  Code  Section
14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.


14-2-1332. Limitation of actions.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.




                                   APPENDIX E

                       DEFINITION OF ACCREDITED INVESTORS
              RULE 501 PROMULGATED UNDER THE SECURITIES ACT OF 1933

     (a) Accredited Investor. "Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

     1. Any bank as defined in Section 3(a)(2) of the Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the Securities
          Exchange  Act of 1934;  any  insurance  company  as defined in Section
          2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment
          Company  licensed  by the U.S.  Small  Business  Administration  under
          Section  301(c) or (d) of the Small  Business  Investment Act of 1958;
          any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

     2.   Any  private  business  development  company  as  defined  in  Section
          202(a)(22) of the Investment Advisors Act of 1940;

     3.   Any  organization  described  in  Section  501(c)(3)  of the  Internal
          Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

     4. any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

     5. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

     6. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

     7. Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule
          506(b)(2)(ii); and

     8.   Any entity which all of the equity owners are accredited investors.

     (e) Calculation of number of purchasers. For purposes of calculating the number of purchasers under Rule 505(b) and Rule 506(b) only, the following shall apply:

     1.   The following purchasers shall be excluded:

          i. Any relative, spouse or relative of the spouse of a purchaser who has the same principal residence as the purchaser;

          ii. Any trust or estate in which a purchaser and any of the persons related to him as specified in paragraph (e)1(i) or (e)1(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interests);

          iii. Any  corporation or other  organization  of which a purchaser and any of the  persons  related  to him as  specified  in  paragraph
               (e)1(i) or (e)1(ii) of this section  collectively  are beneficial
               owners  of  more  than  50  percent  of  the  equity   securities
               (excluding directors' qualifying shares) or equity interests; and

          iv.  Any accredited investor.

     2. A corporation, partnership or other entity shall be counted as one purchaser. If, however, that entity is organized for the specific purpose of acquiring the securities offered and is not an accredited investor under paragraph (a)8 of this section, then each beneficial owner of equity securities or equity interests in the entity shall count as a separate purchaser for all provisions of Regulation D, except to the extent provided in paragraph (e)1 of this section.

     3. A non-contributory employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 shall be counted as one purchaser where the trustee makes all investment decisions for the plan.

     (f) Executive officer. "Executive officer" shall mean the president, any vice president in charge of a principal business unit, division or function
(such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy making functions for the issuer




                                                                      Exhibit 2

                               Financial Solutions
                      Koger Center 2965 Flowers Road South
                                    Suite 112
                             Atlanta, Georgia 30341
                                 (770) 457-7394
                               FAX (770) 457-7396


                                                             September 18, 2001


President and Board of Directors
FNC Bancorp, Inc.
420 S. Madison Avenue
Douglas, Georgia 31534-1679


         RE: Evaluation of the fair market value of the common stock of FNC Bancorp, Inc., Douglas, Coffee County, Georgia, as of
                  August 31, 2001.

Dear Sir or Madam:

Financial Solutions has been engaged to make a determination of the fair market value of the common stock of FNC Bancorp, Inc. (FNC) as of August 31, 2001. The
Board of Directors of FNC anticipates a repurchase of certain common shares of the company incidental to the conversion of the tax status of the company under the United States Internal Revenue Code to that of a "Subchapter S" corporation.
This valuation is to facilitate that action. The evaluation is performed through a review of financial reports and other information furnished by the company without further audit by Financial Solutions.


BACKGROUND

     FNC is a one-bank holding company located in Douglas, Coffee County, Georgia. Its only material asset is 100% of the outstanding common stock of First National Bank of Coffee County, also located in Douglas, Georgia. The bank was organized de novo in 1991 and maintains only one office. The bank has total assets of $97,177,049. During its early years the bank encountered start up problems typical of many de novo banks; however, the last three years operation in profitability has been above average.

     Coffee County has a population of approximately 34,000 and the county seat is Douglas, Georgia. The county is ranked 48th out of 159 Georgia counties on the Master Economic Index published by The University of Georgia. The city of
Douglas is served by 8 commercial banks, including 1 newly established bank.

     In addition to 416,636 shares of common stock which have been issued, directors of bank held warrants for the purchase of 137,500 shares of common stock at an exercise price of $10.00 per share. It is anticipated that those warrants will be fully exercised effective October 1, 2001. Upon the exercise of these warrants, the persons serving on the Board of Directors of the company will have direct control of more than 54% of the outstanding stock of the company.


METHODOLOGY

     The common stock of the company is evaluated initially through the application of three formula across a range of 5 points creating a matrix of values with the valuation of the stock being determined within the matrix based principally on the operating condition of the bank as judged by regulatory authorities and the economic rankings of the market in which the bank operates.


     1). Multiple of book value- The book value of the common stock of the bank adjusted to reflect excess's or deficiencies in capital adequacy and loan loss reserve ($16.09) is multiplied by factors ranging from 1 on the low end and 2 on the high end.

     2). Multiple of earnings- The average earnings per share ($2.66) are multiplied by factors ranging from 10 to 18.

     3). Return of premium- This is the dollars per share equal to book value plus per share earnings necessary to return a purchase premium over five time horizons ranging from 2 years to 4 years.


     When adjusted to reflect the exercise of warrants for an additional 137,500 shares of common stock, the resulting dilution establishes the value at $26.26.


DISCOUNTS

     Following the exercise of warrants the Board of Directors, as a controlled group will have an excess of 54% of the voting shares under direct control. In light of such a controlling interest, the value of minority shares diminishes.
Such diminution is in proportion to the degree of control. To reflect the diminished value the previously established stock value is discounted 15%.

     In addition to the control discount other discounts are required to reflect limited marketability of the stock. FNC stock is not actively traded. While the bank has experienced above average profitability during the last 3 years, such profitability simply reflected recovery from its early years. The bank had been unable to develop any dividend history during this period of time. Capital maintenance requirements and economic conditions make significant dividend distributions in the immediate future unlikely beyond those distributions which will be allowed for the purpose of paying income taxes under the 'Subchapter S" treatment. Given these factors and the generally "over-banked" condition of the local market and additional 5% discount applied.


CONCLUSIONS

     The diluted market value of $26.26 determined on the basis of the value of the entire bank is discounted $5.25 to reflect the close control of a majority of the stock plus the limited marketability of minority shares to yield a valuation of such minority shares of $21.01.

     Thank you for the opportunity to assist you in facilitating your repurchase of shares and tax conversion. Should you have any questions concerning the foregoing, please don't hesitate to contact me.


                                  Yours truly,


                                  /s/ Robert M. Moler
                                  ---------------------------------
                                  Robert M. Moler
                                  Executive Vice President


RMM/seo
Attachment





                                FNC BANCORP, INC.
                            COMMON STOCK VALUE MATRIX
                                   10/31/2001


             TOTAL ASSETS                                         $97,177,049
             ROSS LOANS                                           $81,158,056
             ALLOWANCE FOR LOAN LOSSES                             $1,301,331

             TOTAL EQUITY CAPITAL                                  $6,704,084

             NET EARNINGS
             THIS YEAR                                             $1,239,840
             PRIOR YEAR 1                                          $1,160,043
             PRIOR YEAR 2                                            $925,422
             AVERAGE                                               $1,108,435
             CAPITAL ADEQUACY
             8% OF ASSETS                                          $7,774,164
             EXCESS (DEFICIENCY)                                  ($1,070,080)
             ALLOWANCE ADEQUACY
             EXCESS> 1.5%                                            ($83,960)
             (deficiency < 1.00%)

             SHARES OUTSTANDING                                        416636





                                                                       VALUE MATRIX

                                          LOW             LOW-                                 HIGH-
MEASUREMENT                                          MEDIUM                MEDIUM              MEDIUM          HIGH

MULTIPLE OF BOOK VALUE                    $16.09           $20.11            $24.14             $28.16          $32.18
MULTIPLE OF EARNINGS                      $26.60           $31.92            $37.25             $42.57          $47.89
RETURN OF PREMIUM                         $21.41           $22.74            $24.07             $25.40          $26.73
AVERAGES                                  $21.36           $24.92            $28.49             $32.04          $35.60













                                                                      Exhibit 3


                         CONSENT OF FINANCIAL SOLUTIONS

We consent to the inclusion of our opinion letter dated September 18, 2001 as an exhibit to the  Transaction  Statement on Schedule  13e-3 for FNC Bancorp,  Inc.
filed with the  Securities  and Exchange  Commission on November 5, 2001, to all
references   to  our   firm   and   our   opinion   contained   in   the   proxy
statement/prospectus  attached as an exhibit to such Schedule 13e-3,  and to the delivery of our opinion to shareholders of FNC Bancorp upon their request.


November 1, 2001                  FINANCIAL SOLUTIONS


                                  By: /s/ Edwin B. Burr
                                     ----------------------------------------
                                  Name:  Edwin B. Burr
                                         ------------------------------------
                                  Title:   President
                                          -----------------------------------
